Exhibit 99.3

catalyst paper corporation

ANNUAL REPORT 2015

President’s Message to Shareholders

2015 was a critical year in the transformation of Catalyst Paper. The first half of the year was dominated by the integration of our newly-acquired U.S. mills, completing major investments in business capability and finalizing a strategic plan for the future. The second half of 2015 focused upon execution, and I am proud to report that we delivered a step change in financial performance, positioning the company for further performance improvement in 2016.

Investing for the future

We started the year by finalizing our acquisition of the Rumford, Maine and Biron, Wisconsin mills. This acquisition was truly a transformative event for Catalyst. We doubled in size and expanded our geographic footprint. We extended our product offering and are now North America’s largest coated groundwood paper producer, a major producer of coated freesheet papers, and have a growing presence in coated one-side specialty papers.

From our first day as a larger and stronger company, it was clear that our 1,200 new employees shared our core values, especially our commitment to act like owners and aggressively pursue stretch performance targets. Our common philosophy supported the acceleration of integration efforts, enabled the successful separation of information systems and drove $49.6 million in value creation through our employee-driven Opportunities for Improvement (OFI) Program, which is measured as year over year improvement over the previous year’s results.

Concurrently, Catalyst strengthened its executive and mill leadership teams, and launched a formal mill revitalization program in 2015 to deliver step change cost reduction at three of our facilities. This revitalization program, which was launched at Powell River at the beginning of the year, was extended to our two U.S. mills mid-year and was a major driver behind the improved performance and financial results in the second half of the year.

We also completed a number of major, strategic capital projects in the year, including the Recovery Boiler upgrade at the Rumford mill and the G13 Turbine at Powell River – both of which were delivered safely, on time and on budget. The Canadian mills also piloted a load curtailment project, which has led to the reduction of electricity usage.

On the safety front, two of our five mills delivered their best safety performance on record, and while we improved our safety systems and behaviours, our progress was tragically overshadowed by the loss of a long-term employee who was fatally injured at our Crofton mill in January 2016. This loss is a profound reminder of what’s at stake when we talk about safety and has intensified our resolve to improve our safety culture.

Financial Results

Consistent with our plans, we moved from investment in the first half of 2015 to execution in the second half of the year. In the first half of 2015, we reported a $5.2 million adjusted earnings before tax, depreciation and amortization (EBITDA) loss, while we delivered positive EBITDA of $53.9 million in the second half of the year.

Stronger second half results led to full year adjusted EBITDA before specific items of $86.7 million compared to adjusted EBITDA before specific items of $51.2 million in 2014. Adjusted EBITDA was negatively impacted by specific items of approximately $38 million, including the Rumford recovery boiler upgrade, the Crofton oxygen plant outage, significant second quarter market curtailments at our Rumford, Port Alberni and Powell River mills, as well as costs related to the imposition of countervailing duties on U.S. exports of supercalendered paper. Adjusted EBITDA was $48.7 million in 2015 compared to $47.6 million in the previous year.

The company recorded a net loss of $49.4 million and a net loss before specific items of $28.0 million in 2015. This compared to a net loss of $72.3 million, and a net loss before specific items of $28.3 million in 2014.

Free cash flow in 2015 was negative $37.6 million, compared to negative $17.2 million in 2014. We ended the year with liquidity of $93.8 million.

Leading the way in challenging markets

North American demand for all paper grades decreased in 2015. The decline was most significant for directory, newsprint and mechanical paper grades as a result of the continued growth of digital alternatives and compounded by the challenge of oversupply, due to increased imports as a result of the strong U.S. dollar.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	1

Within this challenging market context, our sales team made impressive strides by successfully increasing the sales of existing products in rapidly declining markets and establishing Catalyst as a preferred supplier of various grades of coated paper. This was achieved by continuing to deliver superior customer services and establishing long term, value added customer partnerships. It is worth noting that Catalyst’s internationally recognized sustainability commitment continues to offer a competitive advantage as our green pedigree and avoidance of controversial fibre provides a unique halo factor for brand conscious customers.

I would like to acknowledge the contribution of Jim Bayles, Senior Vice President, Sales & Marketing, who will retire from Catalyst in March 2016 after a distinguished 40-year career with the company. Jim leaves a legacy of strong customer relationships built on service, trust and a personal commitment to exceed expectations. It is a legacy that will continue to define our company’s success as we continue to strive to grow market share one customer at a time.

Positioned for success

In 2016, we have ambitious goals for both cost reduction and revenue growth.

In operations, we will expand our revitalization initiative to all Catalyst mills with the goal of moving each facility to first quartile performance, while continuing to encourage participation in our OFIs Program, which not only drives financial performance improvements, but also strengthens our employees’ sense of ownership in the business.

Our sales and new product development teams will focus on accelerating market share growth of coated specialty and lighter weight mechanical grades, in parallel with the commercialization of new higher-value, non-printing and writing grades of paper. We will also grow our green energy generation capabilities to reduce costs and generate more revenue through electricity sales.

These are ambitious goals, but I believe they are achievable based on the expansion of our proven performance improvement programs combined with our continued sharp focus on the critical priorities of bottom line cost reduction and top line growth. Most importantly, I have confidence in our employees who each and every day challenge the status quo and take pride in their ability to continually drive performance improvements. It is this ownership culture that will ensure we are successful today and in the future.

Joe Nemeth
President & Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before specific items, average delivered cash costs per tonne, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 11, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as at February 29, 2016, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2015 and 12 months ended December 31, 2015. Disclosure contained in this document is current to February 29, 2016, unless otherwise stated.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Canadian securities laws (collectively, “forward statements”) including, without limitation, forward-looking statements concerning our strategy, plans, future operating performance, contingent liabilities and outlook. These statements relate to, among, other things, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expression’s. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties detailed below in section 15, Risks and Uncertainties:

•	Various market, environmental, financial and human resource risks related to the recent acquisition of the Biron and Rumford paper mills in the United States;

•	Supply interruptions which may occur due to reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group;

•	Uncertainty related to our ability to successfully integrate the recently acquired Biron and Rumford paper mills into our operations;

•	Our inability to generate sufficient cash to service all our indebtedness;

•	Risks related to our level of indebtedness which may limit our financial and operating activities;

•	The limited trading market for our common shares;

•	Fluctuations in the demand and market price for our products;

•	The impact that media trends may have on demand for our products;

•	Fluctuations in foreign exchange rates;

•	The effects of competition from domestic and foreign producers;

•	Risks related to the international sale of our products;

•	Fluctuations in the cost and supply of wood fibre;

•	Dependence on the supply of certain raw materials;

•	The effect of future losses on our liquidity and ongoing operations;

•	Uncertainty relating to labour relations;

•	Dependence on third party transportation providers;

•	The impact on our operations of aboriginal land claims in Canada;

•	The impact of increases in energy costs on our business;

•	Costs which may be necessary for us to incur in order to comply with environmental laws and regulations;

•	The impact on our business of equipment failures and the need to increase capital and maintenance expenditures;

•	Legal proceedings;

4	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

•	Failure of certain customers to pay us promptly and in full under the credit terms that we extend to them;

•	The retention of certain qualified management personnel;

•	Limitations and exclusions contained in our insurance policies;

•	Risks related to natural disasters in regions where our mills are located;

•	The impact of our benefit pensions plans and other post-retirement benefit plans on our financial condition; and

•	The impact of a change in legal control.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Assumptions have been made with respect to our forward-looking statements, including those identified below, which could prove to be significantly incorrect:

•	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	Our ability to successfully obtain cost savings from our cost reduction initiatives;

•	Our ability to successfully integrate the recently acquired Biron and Rumford mills into our operations;

•	Our ability to implement business strategies and pursue opportunities;

•	Expected cost of goods sold;

•	Expected component supply costs and constraints; and

•	Expected foreign exchange and tax rates.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	5

Management’s Discussion and Analysis

1.	Company Profile	7

2.	Annual Overview - 2015	9

3.	Strategy	14

4.	Consolidated Results - Annual	22

5.	Segmented Results - Annual	23

6.	Consolidated and Segmented Results - Quarterly	32

7.	Financial Condition	38

8.	Liquidity and Capital Resources	39

9.	Contingencies	42

10.	Summary of Quarterly Results	43

11.	Non-GAAP Measures	43

12.	Critical Accounting Policies and Estimates	47

13.	Changes in Accounting Policies	52

14.	Impact of Accounting Pronouncements Affecting Future Periods	52

15.	Risks and Uncertainties	52

16.	Governance and Management Systems	61

17.	Sensitivity Analysis	62

18.	Outlook	63

19.	2016 Key Objectives	65

20.	Disclosure Controls and Internal Control over Financial Reporting	66

Consolidated Financial Statements

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1.	Company Profile

We are the largest producer of mechanical printing papers in Western North America and the largest producer of coated groundwood paper in North America. In 2015, our business was comprised of four business segments: coated paper, uncoated paper, newsprint, and pulp. Coated paper includes coated freesheet, coated groundwood, and coated one-sided specialty paper. Uncoated paper includes uncoated mechanical and directory paper. We are the only producer of coated groundwood paper and soft-calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River and two paper mills in the U.S. in Rumford, Maine and Biron, Wisconsin. Our Crofton and Rumford mills each include two-line kraft pulp operations. Our Crofton mill produces kraft pulp primarily to market and sell into the Asian market, while our Rumford mill produces kraft pulp primarily as furnish used to manufacture the mill’s coated paper products.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

coated Paper

Our largest business segment is coated paper, which generated 52% of 2015 consolidated sales revenue; our coated paper products are sold to a diversified customer base that includes retailers, commercial printers and magazine and catalogue publishers, as well as labels, packaging and pressure-sensitive face papers for our coated one-sided specialty paper. In 2015, 93% of coated paper sales volume was sold to customers in North America.

uncoated Paper

Uncoated paper generated 19% of 2015 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. In 2015, 88% of uncoated paper sales volume was sold to customers in North America.

Newsprint

Newsprint sales generated 12% of 2015 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in Western and Central North America, Asia and Latin America. In 2015, 44% of newsprint sales volume was sold to customers in North America.

Pulp

As described under section 5, Segmented results – annual, the pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The revenue and costs related to market pulp produced at our Rumford mill has been recognized as a corporate adjustment outside of our segmented results.

Pulp sales generated 17% of 2015 consolidated sales revenue. The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products. In 2015, 96% of NBSK pulp sales volume from Crofton was sold to customers in Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility which provides a competitive advantage shipping direct to Asian markets. In 2015, 74% of NBHK pulp sales from Rumford were sold to customers in North America.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	7

2016 Product Applications

Segment	Coated Paper			Uncoated Paper			Newsprint	Market Pulp
	Coated	Coated	Coated	Soft-
Category	Freesheet	Groundwood	Specialties	calendered	Machine Finished	Directory
Brand Names	Orion	Escanaba	Oxford	Electracal	Electrabrite	Catalyst	Marathon	Crofton Kraft
	Vision Ascent	Dependoweb Pacificote		Electraprime	Electrabrite Book Electrastar		Marathon Lite	Swift River Kraft
Capri
Consoweb
Basis weight (g/m2)	67-118	38-118	81-104	45-52	41.5-74	29-40	38-45	n/a
Applications	high-end magazines, direct mail, upscale catalogues, commercial print, reports	retail inserts, magazines, catalogues, direct mail, commercial print, brochures, coupons	glue-applied labels, gift wrap, envelopes, packaging, pressure-sensitive face papers	retail inserts, magazines, catalogues, flyers, direct mail	retail inserts, magazines, catalogues, flyers, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty papers products
Total capacity (tonnes)	997,000			466,000			350,000	491,000
% of total capacity	44%			20%			15%	21%

ESTIMATED 2016 CAPACITY BY MILL LOCATION AND PRODUCT LINE 1

		Coated Paper [1]			Uncoated Paper [1]		Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	Coated Freesheet	Coated Groundwood	Coated One- Sided Specialty	Uncoated Mechanical	Directory	Newsprint	Market Pulp
Crofton, B.C. [4]	2	–	–	–	–		350,000	377,000 [2]	727,000
Port Alberni, B.C.	2	–	224,000	–	–	116,000	–	–	340,000
Powell River, B.C. [5]	2	–	–	–	350,000		–	–	350,000
Rumford, ME [6]	2	237,000	154,000	47,000				114,000 [3]	552,000
Biron, WI	2	–	335,000	–					335,000
Total capacity (tonnes)	10	237,000	713,000	47,000	350,000	116,000	350,000	491,000	2,304,000
% of total capacity		11%	31%	2%	15%	5%	15%	21%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly coated mechanical, coated freesheet, coated specialties and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 407,000 tonnes, of which 377,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 485,000 tonnes, of which 114,000 tonnes are designated as market pulp with the remaining 371,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed since 2010.
5	No. 9 paper machine at Powell River remains indefinitely curtailed since 2014.
6	No. 12 paper machine at Rumford was indefinitely curtailed on September 1, 2015.

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Geographic sales distribution

Our products are sold globally. North America continues to be our principal market, comprising 69% of consolidated sales volume for 2015.

2.	Annual Overview - 2015

Business overview

The acquisition of the U.S. paper mills in Biron, Wisconsin and Rumford, Maine was a transformational event for our company, and significantly changed our product mix, cost structure, operational footprint and market share of coated paper. As expected, earnings and cash flow for the first half of 2015 were negatively impacted by higher capital spending, transition and separation costs related to the integration of the U.S. paper mills, and a delay in fully eliminating the costs related to the indefinite curtailment of Powell River’s No. 9 paper machine in December 2014. Our results improved significantly in the second half of the year due to integration synergies, product mix optimization and continued mill revitalization efforts.

A number of one-time events negatively impacted our operating earnings for the year, significantly increasing maintenance, labour and overhead costs and lowering production volumes. These events, which reduced our earnings by approximately $38 million, included the Rumford recovery boiler upgrade, Crofton oxygen plant outage, significant second quarter market curtailment at our Rumford, Port Alberni and Powell River mills, restructuring costs related to Powell River’s revitalization, legal fees and duties incurred on a countervailing action and acquisition costs related to the U.S. paper mills.

The positive impact of a weaker Canadian dollar was mostly offset by lower paper and pulp pricing, due to declining North American paper demand, increased foreign paper imports into the U.S. in response to the strong U.S. dollar, and the impact of economic slowdown in China on the pulp market. The profitability of our supercalendered paper sales were negatively impacted by the imposition of countervailing duties on our U.S. exports, as further described below under the heading Imposition of Countervailing Duties.

Our mill revitalization program, first initiated at the Powell River mill in the fourth quarter of 2014, has been expanded to both of our U.S. mills. Under this program, we have realized substantial reductions in headcount and related labour costs along with other cost savings across our operations. This was partially offset by the negative impact of a hydroelectricity rate increase on our Canadian operations, high energy cost in the first quarter at our U.S. operations due to exceptionally cold weather, significant price escalation on fibre in the regions where our U.S. mills are located, and the strong U.S. dollar pushing U.S. dollar denominated costs higher.

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Financial Performance

We recorded a net loss of $49.4 million and a net loss before specific items of $28.0 million in 2015. This compared to a net loss of $72.3 million and a net loss before specific items of $28.3 million in 2014.

Significant specific items in 2015 included a bargain purchase gain related to the acquisition of the U.S. paper mills, market curtailment at our Port Alberni, Powell River and Rumford mills, the cost and production impact of an unplanned oxygen plant outage at our Crofton mill, a recovery boiler upgrade at our Rumford mill, restructuring costs, professional fees related to a countervailing action filed against the company and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Significant specific items in the prior year included an impairment charge on fixed assets, acquisition costs related to the U.S. paper mills, restructuring costs related to the Powell River No. 9 indefinite curtailment, settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd and a net loss on the settlement of debt.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2015	2014	2013
Sales [2]	$1,991.1	$1,109.3	$1,051.4
Operating earnings (loss) [2]	(12.7)	(13.5)	(87.8)
Depreciation and amortization [2]	61.4	44.6	47.0
Adjusted EBITDA [1,2]	48.7	47.6	46.1
– before specific items [1,2]	86.7	51.2	47.3
Net earnings (loss) attributable to the company	(49.4)	(72.3)	(127.6)
– before specific items [1]	(28.0)	(28.3)	(31.5)
Total assets	919.1	668.7	700.1
Total long-term liabilities	788.1	624.0	565.5
Adjusted EBITDA margin [1,2]	2.4%	4.3%	4.4%
– before specific items [1,2]	4.4%	4.6%	4.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations	$(3.41)	$(4.99)	$(9.01)
– basic and diluted from discontinued operations	–	–	0.21
– before specific items	(1.93)	(1.95)	(2.17)
(In thousands of tonnes)
Sales [2]	2,134.3	1,389.3	1,373.3
Production [2]	2,136.8	1,403.5	1,382.6
Common shares (millions)
At period-end	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5

1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2015.

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Market Overview

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
Source: PPPC

3500
2625
1750
875
0

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2013				2014				2015			
COATED FREESHEET	1036	1037	1081	1013	1017	1003	1051	1004	993	952	992	961
COATED GROUNDWOOD	825	833	891	830	773	762	824	855	747	687	765	702
UNCOATED MECHANICAL*	833	887	968	975	828	927	890	902	772	772	815	800
LIGHTWEIGHT UNCOATED	94	89	98	81	75	71	81	65	57	47	58	57
NEWSPRINT	1,105	1,108	1,119	1,138	1,030	1,037	1,008	995	905	921	877	954
NBSK PULP	3,310	3,162	3,286	3,306	3,204	3,170	3,169	3,155	3,128	3,273	3,257	3,275

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand decreased for all paper grades in 2015. The decline in North American demand was most significant for directory paper at 25.0%, while newsprint and uncoated mechanical grades declined by 10.1% and 10.9%, respectively. The 9.7% reduction in demand for coated groundwood was partly due to capacity closures in the year, while the decline in coated freesheet demand was more moderate at 4.3%. Declining demand and increased imports due to the strong U.S. dollar drove average benchmark prices lower for newsprint and uncoated mechanical. Directory prices remained flat, while prices for coated paper increased due to capacity closures which more than offset the decline in demand.

The global market for NBSK pulp increased by 1.9% from the prior year. NBSK pulp benchmark prices for China decreased in 2015 due to increased pulp capacity and economic slowdown in China.

Purchase of Mills in Maine and Wisconsin

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. The cash payment made on closing was US$62.4 million, after giving effect to an adjustment under the purchase agreement based on estimated working capital at closing. The final purchase price is subject to certain additional post-closing adjustments.

The acquisition was financed through advances under our ABL Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also issued PIK Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes are on substantially the same terms and form part of the same series as Catalyst’s existing PIK Toggle Senior Secured Notes due 2017 (2017 Notes). The Offered Notes were issued at a 20% discount to face value with Catalyst receiving gross proceeds under the Offering of US$20.0 million. Acquisition costs of $4.5 million were incurred of which $1.4 million was incurred in Q1 2015.

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Subsequent adjustments were made to the bargain purchase gain recognized on the date of the acquisition related to pension liabilities, long-term environmental remedial obligations, workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The adjustments resulted in an increase to the bargain purchase gain recognized on the date of acquisition.

Harmonization of Paper Brands

On May 4, 2015, our coated product offering transitioned to consist of the Orion, Vision, Escanaba, Dependoweb, Capri and Consoweb brands. Production of these brands commenced at Port Alberni, while continuing at Biron and Rumford. Extensive market analysis revealed that these legacy NewPage brands benefit from deep market share and a long history of customer acceptance. We believe that these brands will give us a competitive advantage in the marketplace. On September 14, 2015, we launched an expanded Oxford C1S line-up of products for multiple market segments, including Cut and Stack Labels, Commercial C1S & Lamination and Pressure Sensitive applications.

Major Investment at Rumford Mill

In the second quarter, we upgraded the Rumford mill’s Recovery Boiler C by replacing the 35-year-old generating bank. The total incremental cost and lost contribution related to the shut was $11.0 million plus an additional $4.5 million in capital spend. The production impact of the shut was lost pulp production of 9,185 tonnes. This upgrade was a major building block to achieve a step change in energy costs at the Rumford mill. This investment, along with moving power boiler maintenance to the fall (to ensure maximum steaming rate capability for the winter months) and the shift in product mix to more coated freesheet, positioned the mill to be a net seller of electricity during the winter period.

Operating Issues at Crofton Mill

In the second quarter, the Crofton mill was impacted by significant operating issues impacting its oxygen plant that resulted in production losses of 8,668 tonnes of pulp and 8,785 tonnes of paper. We incurred incremental costs and lost contribution of $4.4 million due to the outage.

Executive Changes

Effective July 20, 2015, Frank De Costanzo was appointed Senior Vice President and Chief Executive Officer of the Corporation. Mr. De Costanzo’s predecessor, Brian Baarda, resigned from the Corporation effective April 14, 2015.

Indefinite Curtailment of Rumford No. 12 Paper Machine

On September 1, 2015, we indefinitely curtailed Paper Machine No.12 at Rumford after temporarily curtailing the machine on May 20, 2015 due to a lack of orders and a declining market for the coated paper manufactured on No. 12.  The curtailment resulted in the elimination of 51 positions. We do not anticipate that the outlook for product manufactured on No. 12 will change in the foreseeable future. The indefinite curtailment resulted in reduced coated paper production of approximately 80,000 tonnes based on the prior year’s production on the No. 12 machine.

Imposition of Countervailing Duties

On July 28, 2015, the U.S. Department of Commerce (DOC) issued its Preliminary Determination to impose countervailing duties on Canadian imports of supercalendered paper (SC Paper) from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order. On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review. On February 16, 2016, the petitioners filed additional subsidy allegations against Catalyst. It is not yet determined whether the DOC will permit such additional allegations to become part of the expedited review at this stage of the process.

12	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Energy Cost Mitigation

In October, a high pressure steam turbine and generator (G13) were taken into active use at our Powell River mill. G13 was the first project completed by Catalyst Paper under the BC Hydro Power Smart Program. The project was completed on time and on budget, and will reduce annual energy cost by approximately $4.7 million.

On November 1, 2015, BC Hydro launched a load curtailment pilot initiative for its industrial customers to reduce peak power needs across BC. The net benefit realized under the pilot program in 2015 was $0.7 million.

Successful Transition and System Separation

On November 13, 2015, we successfully completed the separation of all business software systems and related infrastructure from Verso Corporation. We ended all transition services under the Transition Services Agreement with Verso Corporation on a timely basis subsequent to the system separation. Total transition and separation costs related to the acquisition of the U.S. paper mills was approximately US$14 million, of which US$6.1 million was capitalized as information system assets. A substantial portion of these costs were one-time, nonrecurring in nature as it related to transition and system separation activities.

Fatality at Crofton Mill

On January 27, 2016, a mill employee was fatally injured at the Crofton mill as a result of an industrial vehicle roll-over. The mill activated its Emergency Response Plan, and the RCMP and WorkSafe BC were promptly contracted to launch an investigation of the incident. WorkSafe BC is leading the investigation into the circumstances surrounding the incident to determine cause. The RCMP and Coroner’s Office are also investigating and the company is fully supporting the investigations.

Canadian Dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	13

US$/CDN$ Exchange

	2013				2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881	0.806	0.813	0.764	0.749
Average effective rate	0.992	0.977	0.963	0.953	0.906	0.917	0.918	0.881	0.805	0.813	0.764	0.749
Period-end spot rate	0.985	0.951	0.972	0.940	0.905	0.937	0.892	0.862	0.789	0.802	0.747	0.723

The majority of our sales are denominated in U.S. dollars. The Canadian dollar weakened in 2015 primarily due to falling oil and other commodity prices and continued to trade below par against the U.S. dollar. There was no difference between our average effective exchange rate and the average spot rate in 2015. The US$/CDN$ exchange rate movement in 2015 compared to 2014 resulted in a positive variance of $192.4 million on revenue and a positive variance of $124.1 million on adjusted EBITDA. Year-end spot rate movement resulted in an after-tax foreign exchange loss of $57.7 million on the translation of U.S. dollar denominated debt in 2015, compared to an after-tax foreign exchange loss of $24.1 million in 2014. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2015 we had foreign currency options and forward contracts with a notional principal of US$115.0 million with major financial institutions. Refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments, for additional details.

3.	Strategy

Our objective is to return to profitability and maximize cash flows by reducing manufacturing costs and optimizing our brands and customer base.

2015 Performance Metrics

The following performance drivers were identified as key to achieving our strategic goals and creating value for our investors in 2015:

1.	FINANCIAL

Our ability to generate strong adjusted EBITDA, positive free cash flow and maintain adequate liquidity levels enables us to maintain our operations and service our debt and other obligations.

Key objectives

•	Deliver positive free cash flow results for our Canadian operations and newly acquired U.S. mills in 2015.

•	Realize benefits of $20 million by continuing to drive the OFI program at our Canadian operations, and realize additional benefits of $10 million for our U.S. mills by capturing identified synergies and other operational improvements.

•	Successfully integrate the Biron and Rumford mills into our operations by completing the transition and separation of services, systems and infrastructure within twelve months, and ensuring that costs related to transition and separation do not exceed US$12 million for the year.

•	Powell River revitalization: implement changes that more than offset the lost contribution resulting from the indefinite curtailment of Powell River No. 9 paper machine to ensure the future viability and profitability of the mill’s operations.

•	Mitigate the impact of energy cost rate increases by advancing capital projects under the BC Hydro Power Smart Program, managing the load curtailment program, and by pursuing further cost mitigation initiatives.

Key performance indicators

Key metrics to measure our ability to generate operating income and implement cost reduction initiatives include:

•	Adjusted EBITDA and adjusted EBITDA before specific items[1].

14	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

•	Free cash flow[1].

•	Average delivered cash costs per tonne[1].

1 Refer to section 11, Non-GAAP measures, for definitions of these measures.

1	Refer to section 11, Non-GAAP measures.

Achievements

•	Adjusted EBITDA before specific items increased $35.5 million and adjusted EBITDA increased $1.1 million compared to the prior year.

•	Our results benefited from savings due to operational improvements, a weaker Canadian dollar and the impact on our sales volumes and mix of adding higher priced specialty paper grades due to the acquisition of the U.S. paper mills.

•	This was mostly offset by pulp and paper price declines, the imposition of countervailing duties on exports of SC Paper to the United States, costs related to the acquisition and integration of the U.S. paper mills, and the impact of a number of significant, one-time events in the year, including:
–	Rumford recovery boiler upgrade: resulted in approximately 9,200 lost pulp production and negatively impacted adjusted EBITDA by $11.0 million;
–	Crofton oxygen plant outage: resulted in lost production of approximately 8,800 tonnes newsprint and 8,700 tonnes pulp and a loss of $4.4 million;
–	Market curtailment: market curtailment, taken in concert with scheduled maintenance shuts to adjust production to customer orders during the seasonally slow second-quarter retail period, resulted in approximately 45,500 tonnes of lost paper production at our Powell River, Port Alberni and Rumford mills and a loss of $11.7 million;
–	Professional fees and duties on countervailing action – professional fees, consisting mostly of legal fees, incurred to date on the countervailing petition filed against us of $2.1 million; and related CVD duties paid of $5.6 million.
–	Restructuring fees: related to Powell River’s revitalization, of $1.8 million; and
–	Acquisition costs: related to U.S. paper mills of $1.4 million.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	15

•	As the table above illustrates, adjusted EBITDA for 2015 of $48.7 million included adjusted EBITDA of $66.0 million for our Canadian operations, exceeding prior year adjusted EBITDA by $18.4 million.

•	While the U.S. operations generated negative $17.3 million adjusted EBITDA in the year, there was a significant upward trend in the second half of 2015 due to the benefits of mill optimization, stronger seasonal sales and the impact of one-time events, transition and separation costs in the first half of the year.

1	Refer to section 11, Non-GAAP measures.
2	Includes specific items impacting adjusted EBITDA of $38.0 million and $4.5 million capital spent on Rumford recovery boiler upgrade.

•	Free cash flow was negative $37.6 million and liquidity was $93.8 million as of December 31, 2015. While declining by $20.4 million compared to 2014, free cash flow improved significantly in the second half of 2015. Free cash flow was negatively impacted in the first half of 2015 by a number of significant, one-time events as discussed above.

16	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

•	Operating costs in 2015 were negatively impacted by a number of significant, one-time events in the first half of the year as described above, higher variable manufacturing costs to produce the specialty paper grades of the U.S. paper mills, higher electric power cost for our Canadian mills reflecting a 6% hydroelectricity rate increase on April 1, 2015, and the unfavourable impact of a strong U.S. dollar on the manufacturing and distribution costs of our U.S. paper mills and on distribution, chemicals and filler costs of our Canadian mills.

•	We realized through our OFI program net benefits of approximately $49.6 million in the year by achieving improved productivity, a reduction in controlled costs, procurement savings, energy rate mitigation savings and product mix optimization.

•	We continue to optimize the acquired U.S. paper mills by driving initiatives in productivity, product mix, basis weight, and cost reduction. Our revitalization program continues to yield positive results, with labour, maintenance and other fixed mill costs tracking significantly lower for our U.S. and Canadian operations.

•	In November, we successfully completed the stand-up and separation of our information systems and infrastructure from Verso Corporation. Total transition and separation costs related to the acquisition of the U.S. paper mills was approximately US$14 million, of which US$6.1 million was capitalized as information system assets. A substantial portion of these costs were one-time, nonrecurring in nature as it related to transition and system separation activities.

•	Construction successfully completed, on time and on budget, on the G13 project at our Powell River mill under BC Hydro’s Power Smart Program; will reduce annual energy cost by approximately $4.7 million.

2.	COMMERCIAL

Shifting our production mix to higher value grades, capturing a bigger share of the market, penetrating new markets and diversifying our product mix to manage fluctuations in demand to ensure that we remain competitive in a challenging marketplace.

Key objectives

•	Optimize product offering by harmonizing brands and grades across the five mills and capturing synergies related to freight and customer mix optimization.

•	Achieve product mix improvements for our U.S. mills by increasing Biron’s market share of ultra-lightweight coated paper and increasing Rumford’s market share of coated freesheet and specialty one-sided paper.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	17

Key performance indicators

•	Key metrics include average sales revenue per tonne and total sales tonnes. Further details on 2015 results are provided in section 4, Consolidated results – annual, section 5, Segmented results – annual, and section 6, Consolidated and segmented results – quarterly.

Achievements

•	Subsequent to the acquisition of the U.S. paper mills, we identified and implemented numerous opportunities to optimize storage, distribution and other logistical aspects related to order fulfillment across our five mills to enhance customer service and reduce our costs.

•	We harmonized our coated paper brands by adopting the legacy NewPage brands and phasing out the Catalyst legacy coated paper brands based on research that the NewPage brands have better market recognition and acceptance.

18	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

•	We opened our new Ohio customer service centre at a saving of approximately 20% in costs compared to the previous location. We retained all key customer service employees and are offering best-in-class customer service.

•	We established dedicated sales teams to accelerate our growth in market share of both coated freesheet and coated one-sided specialty paper manufactured at the Rumford mill.

•	We consolidated our U.S. sales channels significantly in the quarter to further support our objective to grow market share in coated freesheet.

•	We leveraged our marketing and new product development teams to commercialize several new, non-printing-and-writing grades.

•	We continued to shift our coated groundwood product mix at Biron into lighter basis weight, and established dedicated operational, sales and marketing teams to actively promote and track this initiative.

•	We increased our market share of newsprint and directory grades and demonstrated market leadership by announcing price increases for newsprint in Q4.

•	We set a higher standard in product performance in directory by achieving new records for quality performance in several of our major customers pressrooms.
We won directory business in the fourth quarter which included many new, multi-year, sole supplier agreements.

•	A full order book for newsprint is enabling us to maximize profitability and optimize returns in that operating segment.

3.	SOCIAL

We are focused on improving workplace safety, promoting better communication with employees and following conservation practices that reduce our environmental impact.

Key objective

•	Safety: reduce medical incident rate and lost-time injury frequency by 20% compared to the prior year.

•	Improve employee alignment and performance through effective performance review and compensation practices, and by delivering new recruitment, on-boarding, training and development programs.

Key performance indicators

Key metrics to measure social responsibility include:

•	Medical incident rate (MIR) which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (LTI) which is the number of lost-time injuries per 200,000 hours worked.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	19

Achievements

•	LTI frequency of 1.24 was 9.7% higher than the prior year average of 1.13, and MIR of 2.60 was 3.6% higher than the prior year average of 2.51. Although we did not achieve our safety target in 2015, the overall trend is positive and well below the previous thee-year average.

•	Implemented new pension, medical and benefits programs for over 1200 employees as part of the Biron and Rumford acquisition in the first quarter of 2015.

•	Negotiated a 4-year collective bargaining agreement ending March 31, 2019 with the Union representing 63 employees at the Surrey Distribution Centre.

•	Completed the development and received shareholder approval of a share compensation plan that will serve as the basis for the implementation of a long-term incentive pay plan.

•	Overhauled the short-term incentive pay plan for salaried employees in 2015 to provide for alignment to free cash flow and focus on a wider range of business measures.

•	Completed the design of the company’s new performance management approach, as well as the configuration of the supporting system.

•	Introduced a best practice change management and communications program to support the effective implementation of revitalization programs at both U.S. mills.

•	Completed a comprehensive review of operations training to assess opportunities for improving the efficiency and effectiveness of design, development and delivery.

4.	ENVIRONMENTAL

Key objectives

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

20	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Achievements

•	We successfully managed the drought conditions in the Cowichan Valley during the summer months to avoid mill downtime related to water shortage.

•	Continued to work with all stakeholders in the communities in which we operate to develop mutually beneficial relationships and initiatives.

•	Detailed mill-level environmental performance data are available via GreenBlue’s Environmental Paper Assessment Tool (EPAT), various Carbon disclosure project surveys, and WWF’s Environmental Paper Company Index.

•	In 2015, Catalyst was named for the ninth consecutive year as one of the Best Corporate Citizens in Canada by Corporate Knights. Catalyst was evaluated across 12 key performance indicators covering resource, employee and financial management, and from information that was disclosed voluntarily in the company’s public reports, financial filings and sustainability reports.

•	Catalyst was one of five pulp and paper companies that collaborated with major environmental organizations, First Nations and the Government of B.C. to conserve 85% of 3.1 million hectares of the Great Bear Rainforest (GBR), while continuing to allow a portion of logging for the next 250 years. The unique agreement reached in the GBR is one of the world’s biggest conservation deals ever to be reached in a partnership effort.

Our 2015 Sustainability Report provides a comprehensive overview of our conservation practices and processes.

See section 19, 2016 Key Objectives for details of our key priorities for 2016.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	21

4.	Consolidated Results - Annual

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2015 compared to year ended December 31, 2014

Sales

Sales revenues increased by 79% due to the addition of approximately 738,000 tonnes of coated paper sales and approximately 80,000 tonnes of pulp sales in 2015 from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills.

Adjusted EBITDA

The following table provides variances between periods for adjusted EBITDA:

(In millions of dollars)	Adjusted EBITDA [1]
2014	$47.6
Paper prices	23.6 [2]
Pulp prices	(38.1)
Impact of Canadian dollar	111.9
Volume and mix	187.9 [2]
Distribution costs	31.2
Furnish mix and costs	(122.5)[2]
Chemical costs	23.8
Operating supplies	(6.8)
Power and fuel costs	22.2
Labour costs	(119.1)
Maintenance costs	(69.4)
Property taxes, licenses and insurance	(6.9)
Selling, general and administrative costs	(21.3)
Lower of cost or market impact on inventory, net of inventory change	0.4
Power generation	2.4
Restructuring costs	(1.3)
Inventory valuation	(12.2)
Other, net	(4.7)
2015	$48.7

1	Refer to section 11, Non-GAAP measures, for further details.
2	Variances are attributable to the addition of approximately 738,000 tonnes of coated paper sales and approximately 80,000 tonnes of pulp sales related to the January 7, 2015 acquisition of the U.S. paper mills.

22	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Operating Earnings (Loss)

Operating earnings increased by $0.8 million due to an impairment charge in the prior year of $16.5 million and higher adjusted EBITDA of $1.1 million, partially offset by higher depreciation in the current year of $16.8 million.

Net Earnings (Loss)

Net earnings increased by $22.9 million due primarily to an after-tax bargain purchase gain of $43.9 million on the acquisition of the U.S. paper mills, an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $26.7, an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and higher after-tax operating earnings of $0.9 million, partly offset by higher after-tax interest expense of $12.9 million, an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $33.6 million and an increased after-tax loss on foreign currency options and forward contracts of $11.7 million.

The following table reconciles 2015 net earnings (loss) attributable to the company to 2014:

(In millions of dollars)	Pre-tax	After-tax
2014 net loss attributable to the company	$(71.9)	$(72.3)
Higher adjusted EBITDA	1.1	1.2
Higher depreciation and amortization expense	(16.8)	(16.8)
Lower impairment charge	16.5	16.5
Change in foreign exchange gain (loss) on long-term debt	(33.6)	(33.6)
Higher other income, net	(2.1)	24.6
Bargain purchase gain	43.9	43.9
Higher interest expense	(13.9)	(12.9)
2015 net loss attributable to the company	$(76.8)	$(49.4)

5.	Segmented Results - Annual

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

Coated paper includes coated groundwood, coated freesheet, and coated one-sided specialty paper. We produce coated paper at our Port Alberni, Biron and Rumford mills. Uncoated paper includes uncoated mechanical and directory (lightweight uncoated) paper. We produce uncoated paper primarily at our Powell River and Port Alberni mills, and continue to produce newsprint paper primarily at our Crofton mill.

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill. The kraft pulp that we produce at our Rumford mill is used primarily in the production of coated paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia. The revenue and cost related to market pulp produced at Rumford will therefore not be reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	23

coated Paper

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$1,033.8	$181.7	$176.4
Operating earnings (loss)	(25.1)	(6.9)	(5.1)
Depreciation and amortization	24.0	6.5	8.0
Adjusted EBITDA[1]	(1.1)	(0.4)	2.9
– before specific items[1]	19.9	2.7	3.0
Adjusted EBITDA margin[1]	(0.1%)	(0.2%)	1.6%
– before specific items[1]	1.9%	1.5%	1.7%
(In thousands of tonnes)
Sales	937.1	194.0	188.9
Production	942.5	196.8	191.0

1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American demand for coated groundwood decreased by 9.7% and for coated freesheet decreased by 4.3% for the year due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. North American inventories of coated paper grew in the year. Operating rates for coated paper continued to be strong due to capacity closures balancing declining North American demand and an increase in foreign imports resulting from the strong U.S. dollar. The average benchmark prices for coated no. 5 paper increased by 0.9% to US$805 per short ton, and increased for coated No. 3 paper by 2.7% to US$897 per short ton compared to the prior year.

We curtailed the Rumford No. 12 paper machine in 2015 due to a lack of orders and weak market conditions, resulting in curtailment of approximately 80,000 tonnes of coated paper based on the prior year’s production.

24	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Operational Performance

The following chart summarizes the operating performance of our coated paper segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 coated paper geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 743,100 tonnes reflecting the addition of approximately 738,000 tonnes of sales of coated groundwood, coated freesheet and coated one-sided specialty paper with the acquisition of the U.S. paper mills, partially offset by market curtailment at Port Alberni in the second quarter.

•	Average sales revenue increased $167 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet and coated one-sided specialty paper.

•	Average delivered cash costs increased by $166 per tonne reflecting higher fibre cost in the regions where the U.S. mills operate, the cost of the Rumford recovery boiler upgrade in the second quarter, lost production related to market curtailment at the Rumford and Port Alberni mills in the second quarter, higher utilization of kraft, coating and chemicals to manufacture coated freesheet and coated one-sided specialty paper, higher electric power rates for our Canadian operations, and the cost impact of a weaker Canadian dollar on freight, coating and chemical costs

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	25

uncoated Paper

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$382.5	$425.0	$458.7
Operating earnings (loss)	(11.2)	(44.0)	(97.3)
Depreciation and amortization	25.5	28.4	32.4
Adjusted EBITDA[1]	14.3	0.9	22.0
– before specific items[1]	26.9	1.4	22.6
Adjusted EBITDA margin[1]	3.7%	0.2%	4.8%
– before specific items[1]	7.0%	0.3%	4.9%
(In thousands of tonnes)
Sales	425.9	507.9	573.1
Production	418.3	511.3	579.9
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

Segment Overview

North American demand for uncoated mechanical paper decreased by 10.9% compared to the prior year reflecting reduced advertising and page count in the retail sector. The average benchmark prices for soft-calendered A grade (SC-A) decreased by 0.7% to US$775 per short ton. North American directory demand fell 25.0% in the year compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average directory benchmark price remained flat at US$730 per short ton due to contract pricing and operating rates remaining strong despite declining demand due to continued capacity reduction in the directory marketplace.

The Powell River No. 9 paper machine, permanently curtailed in December 15, 2014, remained indefinitely curtailed throughout 2015, resulting in 110,000 tonnes of curtailment of uncoated paper on an annualized basis.

Operational Performance

The following chart summarizes the operating performance of our uncoated paper segment:

26	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

The 2015 uncoated papers geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 82,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014 and lost tonnes due to market curtailment at the Port Alberni mill and Powell River mills in the second quarter.

•	Average sales revenue increased $61 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices and the imposition of the countervailing duties on U.S. exports of SC Paper.

•	Average delivered cash costs increased by $29 per tonne due to increased cost of fibre, electric power and steam fuel, lost production related to the Q2 market curtailment, and the cost impact of a weaker Canadian dollar on freight, furnish and chemical costs, partly offset by fixed cost savings from the curtailment of the Powell River No. 9 paper machine and revitalization initiatives.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	27

Newsprint

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$235.5	$237.9	$192.3
Operating earnings (loss)	(10.4)	(0.6)	8.4
Depreciation and amortization	7.3	7.3	5.1
Adjusted EBITDA [1]	(3.1)	6.7	13.5
– before specific items [1]	(1.8)	6.7	13.9
Adjusted EBITDA margin [1]	(1.3%)	2.8%	7.0%
– before specific items [1]	(0.8%)	2.8%	7.2%
(In thousands of tonnes)
Sales	346.0	347.4	283.3
Production	342.5	351.8	288.5
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

28	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Segment Overview

North American newsprint shipments were down by 4.1% in 2015 mostly due to lower newspaper print advertising and declining circulation. Reduced shipments also reflected North American capacity closures in the year. Newsprint inventories fell for the year compared to 2014 levels. The average North American newsprint benchmark price decreased 13.7% to US$520 per metric tonne compared to the previous year.

We announced a USA US$30 per tonne price increase for 48.8 gsm newsprint in December which was later revised to US$20 for January 1, 2016. Subsequently, another US$20 per tonne was announced for the USA market.

Additionally, we announced and are implementing a C$15 per tonne increase in Canada effective January 1, 2016, with an additional $20 per tonne to be implemented Feb 1, 2016.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. .

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	29

The 2015 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume decreased by 1,400 tonnes compared to the prior year.

•	Average sales revenue decreased by $4 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $24 per tonne due primarily to incremental cost and lost production related to the Crofton oxygen plant outage in the second quarter and increased cost of distribution, chemicals, fibre, fillers and electric power, partially offset by lower maintenance spending.

Pulp

(In millions of dollars, except where otherwise stated)	2015	2014	2013 [2]
Sales	$278.8	$264.7	$224.0
Operating earnings (loss)	39.0	38.0	6.1
Depreciation and amortization	3.6	2.4	1.5
Adjusted EBITDA[1]	42.6	40.4	7.6
– before specific items[1]	45.7	40.4	7.8
Adjusted EBITDA margin[1]	15.3%	15.3%	3.4%
– before specific items[1]	16.4%	15.3%	3.5%
(In thousands of tonnes)
Sales	345.3	340.0	328.0
Production	344.6	343.6	323.2
1	Refer to section 11, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

30	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Segment Overview

Global shipments of NBSK pulp increased by 1.9% in 2015 compared to the prior year. The average NBSK benchmark price for China decreased by 12.0% to US$644 per tonne compared to the prior year due to increased pulp capacity and economic slowdown in China.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	31

The primary market for our market pulp is Asia. The 2015 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 5,300 tonnes compared to the prior year due to increased productivity, partially offset by the production impact of the Crofton oxygen plant outage in the second quarter.

•	Average sales revenue increased by $29 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased by $24 per tonne due to higher fibre and chemical costs and increased maintenance spending partly due to the Crofton oxygen plant outage, partly offset by reduced distribution, steam fuel and kilns fuel costs.

6.	Consolidated and Segmented Results - Quarterly

Selected Quarterly Financial Information

(In millions of dollars, except	2015					2014
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,991.1	$510.8	$542.6	$458.4	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(12.7)	(2.2)	23.8	(34.0)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA[1]	48.7	15.1	38.8	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
– before specific items[1]	86.7	19.8	41.2	9.7	16.0	51.2	10.4	8.0	7.1	25.7
Net earnings (loss)	(49.4)	(26.3)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items[1]	(28.0)	(10.0)	8.4	(13.8)	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin[1]	2.4%	3.0%	7.2%	(4.2%)	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before specific items[1]	4.4%	3.9%	7.6%	2.1%	3.3%	4.6%	3.7%	2.9%	2.5%	9.4%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items[1]	(1.93)	(0.69)	0.58	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45
(In thousands of tonnes)
Sales (000 tonnes)	2,134.3	541.9	570.8	511.1	510.5	1,389.3	348.9	348.2	356.5	335.7
Production (000 tonnes)	2,136.8	545.6	558.2	494.8	538.2	1,403.5	345.3	355.7	349.7	352.8
Common shares (millions)
At period-end	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5
Weighted average	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5	14.5

1	Refer to section 11, Non-GAAP measures.

32	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Summary of Selected Segmented Quarterly Financial Information

(In millions of dollars, except	2015					2014
where otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Coated paper
Sales	$1,033.8	$273.2	$287.9	$228.5	$244.2	$181.7	$46.9	$45.2	$41.8	$47.8
Operating earnings (loss)	(25.1)	1.9	9.1	(25.4)	(10.7)	(6.9)	(1.9)	(1.8)	(1.6)	(1.6)
Depreciation and amortization	24.0	6.7	6.0	5.8	5.5	6.5	1.7	1.6	1.5	1.7
Adjusted EBITDA[1]	(1.1)	8.6	15.1	(19.6)	(5.2)	(0.4)	(0.2)	(0.2)	(0.1)	0.1
– before specific items[1]	19.9	8.6	15.1	–	(3.8)	2.7	2.9	(0.2)	(0.1)	0.1
Adjusted EBITDA margin[1]	(0.1%)	3.1%	5.2%	(8.6%)	(2.1%)	(0.2%)	(0.4%)	(0.4%)	(0.2%)	0.2%
– before specific items[1]	1.9%	3.1%	5.2%	–	(1.6%)	1.5%	6.2%	(0.4%)	(0.2%)	0.2%
Sales (000 tonnes)	937.1	240.7	253.6	216.9	225.9	194.0	49.4	49.2	45.0	50.4
Production (000 tonnes)	942.5	239.7	205.1	215.4	282.3	196.8	51.0	49.7	46.8	49.3
Curtailment (000 tonnes)[2]	33.0	–	–	33.0	–	–	–	–	–	–
Uncoated paper
Sales	$382.5	$97.5	$95.2	$95.5	$94.3	$425.0	$102.6	$100.3	$116.4	$105.7
Operating earnings (loss)	(11.2)	(3.2)	–	(12.2)	4.2	(44.0)	(21.9)	(14.4)	(6.6)	(1.1)
Depreciation and amortization	25.5	6.7	6.3	6.1	6.4	28.4	6.8	7.2	7.5	6.9
Adjusted EBITDA[1]	14.3	3.5	6.3	(6.1)	10.6	0.9	1.4	(7.2)	0.9	5.8
– before specific items[1]	26.9	8.2	8.7	(1.2)	11.2	1.4	1.9	(7.2)	0.9	5.8
Adjusted EBITDA margin[1]	3.7%	3.6%	6.6%	(6.4%)	11.2%	0.2%	1.4%	(7.2%)	0.8%	5.5%
– before specific items[1]	7.0%	8.4%	9.1%	(1.3%)	11.9%	0.3%	1.9%	(7.2%)	0.8%	5.5%
Sales (000 tonnes)	425.9	109.6	104.9	108.4	103.0	507.9	120.6	121.9	139.9	125.5
Production (000 tonnes)	418.3	109.7	104.2	93.7	110.7	511.3	117.7	119.3	145.8	128.5
Curtailment (000 tonnes)[2]	12.5	–	–	12.5	–	19.2	19.2	–	–	–
Newsprint
Sales	$235.5	$55.6	$63.0	$58.9	$58.0	$237.9	$64.5	$55.6	$63.4	$54.4
Operating earnings (loss)	(10.4)	(2.1)	(2.3)	(7.4)	1.4	(0.6)	(5.5)	0.1	1.0	3.8
Depreciation and amortization	7.3	2.0	1.9	1.9	1.5	7.3	2.4	1.8	1.4	1.7
Adjusted EBITDA[1]	(3.1)	(0.1)	(0.4)	(5.5)	2.9	6.7	(3.1)	1.9	2.4	5.5
– before specific items[1]	(1.8)	(0.1)	(0.4)	(4.2)	2.9	6.7	(3.1)	1.9	2.4	5.5
Adjusted EBITDA margin[1]	(1.3%)	(0.2%)	(0.6%)	(9.3%)	5.0%	2.8%	(4.8%)	3.4%	3.8%	10.1%
– before specific items[1]	(0.8%)	(0.2%)	(0.6%)	(7.1%)	5.0%	2.8%	(4.8%)	3.4%	3.8%	10.1%
Sales (000 tonnes)	346.0	82.0	92.6	89.8	81.6	347.4	94.5	82.1	93.2	77.6
Production (000 tonnes)	342.5	84.4	92.4	82.0	83.7	351.8	89.8	89.8	81.6	90.6
Pulp
Sales	$278.8	$69.9	$70.7	$67.7	$70.5	$264.7	$65.9	$70.9	$61.9	$66.0
Operating earnings (loss)	39.0	2.7	17.9	11.1	7.3	38.0	8.1	12.9	3.3	13.7
Depreciation and amortization	3.6	1.5	0.7	0.7	0.7	2.4	0.6	0.6	0.6	0.6
Adjusted EBITDA[1]	42.6	4.2	18.6	11.8	8.0	40.4	8.7	13.5	3.9	14.3
– before specific items[1]	45.7	4.2	18.6	14.9	8.0	40.4	8.7	13.5	3.9	14.3
Adjusted EBITDA margin[1]	15.3%	6.0%	26.3%	17.5%	11.3%	15.3%	13.2%	19.0%	6.3%	21.7%
– before specific items[1]	16.4%	6.0%	26.3%	22.0%	11.3%	15.3%	13.2%	19.0%	6.3%	21.7%
Sales (000 tonnes)	345.3	89.3	85.1	86.0	84.9	340.0	84.4	95.0	78.4	82.2
Production (000 tonnes)	344.6	82.4	94.6	87.3	80.3	343.6	86.8	96.9	75.5	84.4

1	Refer to section 11, Non-GAAP measures.
2	Curtailment consists of downtime related to market demand.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	33

Fourth Quarter Overview

North American paper demand was down in the fourth quarter year-over-year for all operating segments. Global pulp shipments in the fourth quarter increased compared to Q4 2014. Benchmark prices for newsprint declined from the prior quarter by 2.6% to US$485 per tonne, while coated paper prices decreased slightly from US$793 to US$790 per short ton for coated no. 5 paper and from US$887 to US$885 per short ton for coated no. 3 paper. Benchmark prices remained flat for SC-A and directory paper at US$765 and US$730 per short ton, respectively. Paper inventories fell in the fourth quarter. Benchmark prices for pulp decreased in the fourth quarter to US$600 per tonne from US$638 per tonne in Q3.

Operating earnings for the quarter decreased due to lower pulp and paper pricing, reduced sales volumes from the third quarter seasonal peak, the impact of the countervailing duties on our SC Paper sales and increased manufacturing costs. This was partially offset by the positive impact of a weaker Canadian dollar, cost reductions of $4.1 million from power sales generated by Powell River, now including the recently activated G13, and net cost reductions of $0.7 million realized under BC Hydro’s load curtailment pilot initiative. Manufacturing costs increased in the fourth quarter due primarily to higher maintenance, labour, electric power and steam fuel costs, and the weaker Canadian dollar driving U.S. dollar denominated costs up. The increase in maintenance and labour spending reflects the timing of maintenance work, with major maintenance outages completed on Crofton’s kamyr digester and recovery boiler and Rumford’s power boiler in the quarter compared to a light major maintenance spend in the third quarter.

We recorded a net loss of $26.3 million and a net loss before specific items of $10.0 million in Q4. This compared to a net loss of $12.9 million and net earnings before specific items of $8.4 million, respectively, in Q3. Specific items in Q4 included professional fees and duties related to the countervailing action, restructuring costs, and a foreign exchange loss on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included an adjustment to the bargain purchase gain recognized on the acquisition of the U.S. paper mills, professional fees related to the countervailing action and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was $15.1 million and adjusted EBITDA before specific items was $19.8 million in Q4 compared to $38.8 million and $41.2 million for Q3. Refer to section 11, Non-GAAP measures, for additional information on specific items in the reported financial results.

Consolidated Results of Operations

Sales

Q4 2015 vs. Q3 2015

Sales revenues decreased by 5.9% due to lower pulp and paper prices and reduced sales volumes for newsprint and coated paper, partially offset by the positive impact of a weaker Canadian dollar and increased sales volumes for pulp and uncoated paper.

Q4 2015 vs. Q4 2014

Sales revenues increased by 82.5% due to the addition of approximately 193,000 tonnes of coated paper sales and approximately 20,000 tonnes of pulp sales in the quarter from the acquisition of the U.S. paper mills, the positive impact of a weaker Canadian dollar, and a significant change to our product mix reflecting the addition of higher priced specialty grades manufactured at the Rumford and Biron mills.

34	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Adjusted EBITDA

The following table provides variances between periods for adjusted EBITDA to Q4 2015:

(In millions of dollars)	Q3 2015	Q4 2014
Adjusted EBITDA in comparative period [1]	$38.8	$6.8
Paper prices	(11.1)	2.6
Pulp prices	(5.6)	(13.8)
Impact of Canadian dollar	3.2	33.3
Volume and mix	(4.8)	50.3
Distribution costs	2.1	9.8
Furnish mix and costs	4.8	(20.1)
Chemical costs	0.6	6.0
Operating supplies	0.3	(1.5)
Power and fuel costs	(2.7)	8.1
Labour costs	2.6	(28.9)
Maintenance costs	(17.4)	(23.4)
Property taxes, licenses and insurance	0.6	(1.4)
Selling, general and administrative costs	(4.6)	(6.2)
Lower of cost or market impact on inventory, net of inventory change	(4.0)	(1.3)
Power generation	4.1	1.7
Restructuring costs	(0.1)	0.2
Inventory valuation	9.0	(2.4)
Other, net	(0.7)	(4.7)
Adjusted EBITDA in Q4 2015 [1]	$15.1	$15.1
1	Refer to section 11, Non-GAAP measures.

Operating Earnings (Loss)

Q4 2015 vs. Q3 2015

Operating earnings decreased by $26.0 million due to lower adjusted EBITDA of $23.7 million and increased depreciation of $2.3 million.

Q4 2015 vs. Q4 2014

Operating earnings increased by $19.0 million due to an increase in adjusted EBITDA of $8.3 million and an impairment charge in Q4 2014 of $16.5 million, partially offset by increased depreciation of $5.8 million.

Net Earnings (Loss)

Q4 2015 vs. Q3 2015

Net earnings decreased by $13.4 million primarily due to reduced after-tax operating earnings of $26.0 million and a lower after-tax gain on the sale of property, plant and equipment of $2.6 million, partially offset by an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and a reduced after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.4 million.

Q4 2015 vs. Q4 2014

Net earnings increased by $13.4 million primarily due to increased after-tax operating earnings of $19.0 million and increased after-tax other income of $1.1 million, partially offset by higher after-tax interest expense of $2.1 million and an increased after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $2.4 million.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	35

Operational performance – Coated Paper

Q4 2015 vs. Q3 2015

•	Sales volume decreased by 12,900 tonnes due to seasonal slowdown in customer demand from the peak sales season in the fall.

•	Average sales revenue remained flat due to the positive impact of a weaker Canadian dollar offsetting a lower average transaction price.

•	Average delivered cash costs increased by $23 per tonne primarily due to higher steam fuel costs, higher distribution costs and higher maintenance spending due to a power boiler maintenance outage at the Rumford mill.

Q4 2015 vs. Q4 2014

•	Sales volume increased by 191,300 tonnes reflecting the addition of approximately 193,000 tonnes of coated groundwood, coated freesheet and coated one-sided specialty paper related to the U.S. paper mills.

•	Average sales revenue increased $184 per tonne due to the positive impact of a weaker Canadian dollar and the addition of higher-priced coated freesheet paper.

•	Average delivered cash costs increased by $145 per tonne reflecting significantly higher fibre cost in the regions where the U.S. mills operate, higher utilization of kraft, coating and chemicals to manufacture coated freesheet and coated one-sided specialty paper, the impact of year-over-year electric power rate increases on our Canadian operations, the cost impact of a weaker Canadian dollar on freight, coating and chemical costs, and higher labour cost.

Operational performance – Uncoated Paper

Q4 2015 vs. Q3 2015

•	Sales volume increased by 4,700 tonnes reflecting increased directory and uncoated mechanical paper sales due to improved productivity.

•	Average sales revenue decreased $17 per tonne due to lower average transaction prices and the impact of the 18.85 countervailing duty on all SC paper exports to the U.S., partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased by $9 per tonne due primarily to higher fibre and electric power cost and increased maintenance spending.

Q4 2015 vs. Q4 2014

•	Sales volume decreased by 11,000 tonnes due to the indefinite curtailment of Powell River No. 9 paper machine in the fourth quarter of 2014.

•	Average sales revenue increased $40 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.

•	Average delivered cash costs increased by $18 per tonne due increased distribution, fibre, electric power and maintenance costs.

Operational performance – Newsprint

Q4 2015 vs. Q3 2015

•	Sales volumes decreased by 10,600 tonnes in line with reduced production volumes.

•	Average sales revenue decreased slightly by $2 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $6 per tonne due to lower distribution costs and reduced power costs due to the favourable impact of the BC Hydro load curtailment initiative, partially offset by higher fibre and maintenance spending.

36	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Q4 2015 vs. Q4 2014

•	Sales volume decreased by 12,500 tonnes.

•	Average sales revenue decreased by $5 per tonne due to weaker average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $37 per tonne due primarily to lower distribution costs, and lower maintenance and labour spending. This was partly offset by higher fibre, chemicals and electric power costs.

Operational performance – Pulp

Q4 2015 vs. Q3 2015

•	Sales volume increased by 4,300 tonnes in the fourth quarter.

•	Average sales revenue decreased by $50 per tonne due to slowing demand in China driving average transaction prices lower, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $122 per tonne mostly due to higher steam fuel and electric power costs, as well as the cost and production impact of a major maintenance outage on the Crofton mill’s kamyr digester and recovery boiler.

Q4 2015 vs. Q4 2014

•	Sales volume increased by 4,900 tonnes.

•	Average sales revenue remained flat due to the positive impact of a weaker Canadian dollar offsetting lower average transaction prices.

•	Average delivered cash costs increased by $56 per tonne mostly due to higher maintenance and labour costs resulting from the major maintenance outage on Crofton’s kamyr digester and recovery boiler in the quarter, partly offset by lower distribution and steam fuel costs.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	37

7.	Financial Condition

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2015 and December 31, 2014:

(In millions of dollars)	2015	2014	Variance	Comments
Working capital	$210.6	$144.6	$66.0	Increase in net working capital was mostly attributable to the addition of the accounts receivable, inventories, prepaids and accounts payable of the Biron and Rumford mills on the acquisition of the U.S. paper mills.
Assets held for sale	1.5	1.5	–	No change to assets held for sale. We continue to actively market the remaining poplar plantation land.
Property, plant and equipment	456.9	379.3	77.6	Increase mostly due to the addition of property, plant and equipment on acquisition of the U.S. paper mills and the revaluation of those assets, denominated in U.S. dollar as the functional currency of the acquired U.S. operations, to the weaker Canadian dollar.
Other assets	5.6	6.0	(0.4)	Decrease due to a reduction in deferred charges and the amortization of deferred financing costs, partially offset by the recognition of deferred financial costs on the issuance of the Offered Notes and increased borrowings under the ABL Facility related to the acquisition of the U.S. paper mills.
Total debt	497.8	329.1	168.7	Increase due to the impact of the weak Canadian dollar on the translation of U.S. dollar denominated debt, as well as the issuance of the Offered Notes and increased borrowings under the ABL Facility related to the acquisition of the U.S. paper mills.
Employee future benefits	267.1	282.4	(15.3)	Decrease due mostly to the recognition of a net actuarial gain of $19.1 million on our pension and other post-employment benefit programs as of December 31, 2015.
Other long-term obligations	26.4	15.5	10.9	Increase mostly due to the assumption of workers’ compensation liabilities and an asset retirement obligation for Rumford’s future landfill remediation related to the acquisition of the U.S. paper mills.

38	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

8.	Liquidity and Capital Resources

Selected annual financial information

(In millions of dollars, except where otherwise stated)	2015	2014	2013
Cash flows provided (used) by operations before changes in non-cash working capital	$(9.1)	$5.3	$7.3
Changes in non-cash working capital	2.5	16.0	(14.8)
Cash flows provided (used) by:
Operations	(6.6)	21.3	(7.5)
Investing activities	(103.4)	(19.2)	31.4
Financing activities	107.4	(3.3)	(30.3)
Capital spending	34.5	21.9	23.4
Depreciation and amortization	61.4	44.6	47.0
Impairment and other closure costs	–	16.5	86.9
Capital spending as % of depreciation and amortization	56%	49%	50%
Net debt to net capitalization at period-end[1]	131%	143%	96%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where	2015					2014
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$(9.1)	$(2.2)	$20.0	$(27.4)	$0.5	$5.3	$(2.9)	$(2.5)	$(5.7)	$16.4
Changes in non-cash working capital	2.5	21.6	(32.9)	35.7	(21.9)	16.0	6.2	(6.3)	8.8	7.3
Cash flows provided (used) by:
Operations	(6.6)	19.4	(12.9)	8.3	(21.4)	21.3	3.3	(8.8)	3.1	23.7
Investing activities	(103.4)	(10.7)	2.2	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Financing activities	107.4	(5.4)	7.0	1.6	104.2	(3.3)	7.6	11.6	(22.4)	(0.1)
Capital spending	34.5	10.1	2.9	11.1	10.4	21.9	8.4	5.7	4.7	3.1
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	–	16.5	16.5	–	–	–
Capital spending as % of depreciation and amortization	56%	58%	19%	75%	73%	49%	73%	51%	43%	28%
Net debt to net capitalization at period-end[1]	131%	131%	130%	131%	119%	143%	143%	107%	99%	97%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholders’ equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in “Capital resources” and in “Debt” below.

Operating activities

Cash flows from operating activities decreased by $27.9 million compared to 2014 due primarily to a lower favourable change in non-cash working capital of $13.5 million and an increase in interest paid of $10.9 million. Our net investment in working capital has increased to support the operations of the acquired U.S. paper mills.

Investing activities

Cash used for investing activities increased by $84.2 million due to the acquisition of the U.S. paper mills for proceeds of $73.9 million and an increase in capital additions of $12.6 million. The increase in capital additions was mostly due to the higher capital requirements of operating two additional mills.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	39

The components are provided below:

(In millions of dollars)	2015	2014
Safety	$1.9	$1.7
Environment	0.1	1.0
Maintenance of business	22.5	14.1
Profit adding	10.0	5.1
Total	$34.5	$21.9

Financing activities

Cash provided by financing activities increased by $110.7 million compared to 2014 due primarily to an increase in borrowings under our ABL Facility of $68.9 million and the issuance of Offered Notes of $23.7 million to finance the acquisition and operation of the U.S. paper mills, and a net cash outflow from the redemption, purchase and issuance of long-term debt in 2014 of $17.8 million.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

	ABL Facility
	2015				2014
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base[1]	$225.0	$225.0	$212.7	$225.0	$139.6	$139.9	$141.3	$148.2
Letters of credit	(22.4)	(22.1)	(21.8)	(22.0)	(18.4)	(18.6)	(18.5)	(18.6)
Amount drawn, net	(117.1)	(121.7)	(114.0)	(111.3)	(29.4)	(20.0)	(7.8)	(1.3)
Available to be drawn[2]	85.5	81.2	76.9	91.7	91.8	101.3	115.0	128.3
Cash on hand	8.3	5.0	8.7	9.9	10.9	9.1	8.2	9.9
Restricted cash	–	–	–	–	–	–	–	22.5
Total liquidity	$93.8	$86.2	$85.6	$101.6	$102.7	$110.4	$123.2	$160.7
1	The borrowing base at December 31, 2015 includes a reserve of $1.4 million for pension, $3.5 million for creditor insurance deductibles, $2.8 million for landlord waivers, $1.5 million for employee source deductions, $0.3 million related to WorkSafeBC, and $2.4 million for mark-to-market exposure on our foreign currency revenue hedges.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our annual consolidated financial statements for the year ended December 31, 2015 in note 15, Long-term debt.

Our total liquidity decreased by $8.9 million from the prior year due to negative free cash flow of $37.6 million generated for the year and the exposure of a substantial portion of our borrowings under the ABL Facility to the strengthening U.S. dollar, partly offset by an increase to our maximum borrowing base from $175.0 million to $225.0 million to finance the acquisition of the U.S. paper mills. Liquidity for the quarter increased by $7.6 million mostly due to a reduction in our investment in net working capital of $21.6 million, partly offset by negative fourth quarter free cash flow of $11.4 million.

For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 15, Long-term debt.

At February 29, 2016 we had 14,527,571 common shares issued and outstanding. The company’s common shares have no par value and an unlimited number of shares are authorized for future issuance.

Debt

Our long-term debt increased in 2015 due to an increase to our net draw on the ABL Facility and the issuance of Offered Notes to finance the acquisition of the U.S. paper mills, and the foreign exchange impact of a weaker Canadian dollar. The following table illustrates the changes in our long-term debt for the year ended December 31, 2015:

40	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Issue

(In millions of dollars)	January 1, 2015	Net increase (decrease)	Foreign exchange	December 31, 2015
Term loan, due July 2017	$18.5	$(2.0)	$–	$16.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	273.1	25.9	57.7	356.7
Revolving asset-based loan facility of up to $225.0 million due July 2017	29.4	72.5	15.2	117.1
Capital lease obligations	8.1	(0.6)	–	7.5
Total debt	$329.1	$95.8	$72.9	$497.8
Less: current portion	3.0	0.2	–	3.2
Total long-term debt	$326.1	$95.6	$72.9	$494.6

See Note 15, Long-term debt, in our annual consolidated financial statements for the year ended December 31, 2015 for additional information on changes to our debt.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2015:

Payments due by period

(In millions of dollars)	2016	2017	2018	2019	2020
Total debt, excluding capital lease obligations	$2.0	$492.2	$–	$–	$–
Capital lease obligations	1.2	3.0	2.7	0.5	–
Operating leases[2]	35.0	7.1	3.2	2.1	0.4
Interest payments on long-term debt [1]	45.4	43.0	0.1	–	–
Total	$67.9	$41.5	$383.0	$4.7	$0.8
1	Based on 11% cash interest on the 2017 Notes and drawings on the ABL facility as at December 31, 2015.
2	Subsequent to the sale of the company’s interest in Powell River Energy on March 20, 2013, the power purchase agreement between the company and Powell River Energy meets the definition of an operating lease under U.S.GAAP (see disclosure for Variable Interest Entities under note 2, Summary of Significant Accounting Policies in our audited consolidated financial statements for the year ended December 31, 2015).

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs. In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally being major financial institutions. We do not enter into financial instruments for speculative purposes.

At December 31, 2015 we had foreign currency options and forward contracts with a notional principal of US$115.0 million with major financial institutions. At the period-end exchange rate, these instruments were reported at their fair value of negative $4.5 million. For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	41

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2015					2014
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.782	0.749	0.768	0.813	0.806	0.906	0.881	0.918	0.917	0.906
Average effective rate included in adjusted EBITDA	0.781	0.749	0.763	0.813	0.805	0.906	0.881	0.918	0.917	0.906
(Favourable)/unfavourable impact of derivatives included in other expenses[1]	0.007	0.006	0.008	(0.004)	0.017	0.002	0.005	0.007	(0.003)	(0.001)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[2]	(0.003)	(0.004)	0.001	0.004	(0.012)	(0.004)	(0.008)	(0.012)	0.010	(0.005)
Average effective rate in net earnings/(loss) before income taxes[3]	0.785	0.751	0.772	0.813	0.810	0.904	0.878	0.913	0.924	0.900

(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(13.9)	$(2.8)	$(4.9)	$1.8	$(8.0)	$(2.2)	$(1.3)	$(1.7)	$0.6	$0.2
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	5.8	2.1	(0.1)	(2.1)	5.9	3.5	1.8	2.8	(2.3)	1.2
3 Excludes foreign exchange gain/(loss) on long-term debt and US$ interest expense

9.	Contingencies

Two Lawsuits Filed by Halalt First Nation

On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners. The company intends to vigorously defend itself against both claims. The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility. The second claim, filed by the Halalt and its members, alleges that the company illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957. The Halalt is seeking an interim and permanent injunction restraining the company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia.

42	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Appeal of Sales Tax Ruling

On October 21, 2015, Catalyst sought leave to appeal at the Supreme Court of Canada the judgment of the BC Court of Appeal made February 4, 2015 with respect to Catalyst’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. This application is still in process.

10.	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2015:

	2015				2014
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$510.8	$542.6	$458.4	$479.3	$279.9	$272.0	$283.5	$273.9
Adjusted EBITDA [1]	15.1	38.8	(19.2)	14.0	6.8	8.0	7.1	25.7
Net earnings (loss)	(26.3)	(12.9)	(32.4)	22.2	(39.7)	(22.5)	(6.3)	(3.8)
Net earnings (loss) per share
– basic and diluted	$(1.82)	$(0.89)	$(2.23)	$1.53	$(2.75)	$(1.55)	$(0.43)	$(0.26)

1.	Refer to section 11, Non-GAAP measures.

In Q1 2015, net earnings increased by $61.9 million, or $4.28 per common share, primarily due to higher after-tax operating earnings of $20.9 million, an after-tax bargain purchase gain related to the acquisition of the U.S. paper mills of $39.3 million and an income tax recovery related to the reduction of a valuation allowance and recognition of deferred tax benefits of $25.1 million, partly offset by a higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $18.4 million and higher after-tax interest expense of $2.8 million.

In Q2 2015, net earnings decreased by $54.6 million, or $3.76 per common share, primarily due to lower after-tax operating earnings of $33.7 million, an after-tax bargain purchase gain of $39.3 million on the acquisition of the U.S. paper mills in the prior quarter and an income tax recovery in the prior quarter related to the reduction of a valuation allowance and recognition of deferred tax benefits of $25.1 million, partially offset by a favourable after-tax adjustment to the bargain purchase gain of $2.9 million in the current quarter and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $5.5 million compared to an after-tax loss of $27.6 million in the prior quarter.

In Q3 2015, net earnings increased by $19.5 million, or $1.34 per common share, primarily due to higher after-tax operating earnings of $57.8 million, partially offset by higher after-tax interest expense of $2.6 million, an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $24.0 million compared to an after-tax gain of $5.5 million in the prior quarter and an after-tax loss on foreign currency options and forward contracts of $5.0 million compared to an after-tax gain of $1.8 million in the prior quarter.

In Q4 2015, net earnings decreased by $13.4 million, or $0.93 per common share, primarily due to reduced after-tax operating earnings of $26.0 million and a lower after-tax gain on the sale of property, plant and equipment of $2.6 million, partially offset by an increased after-tax foreign exchange gain on the translation of U.S. dollar denominated working capital of $2.5 million and a reduced after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.4 million.

11.	Non-GAAP Measures

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance. Such measures do not have a standardized meaning under U.S. GAAP and, as a result, the measures as employed by management are unlikely to be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before specific items, adjusted EBITDA margin, adjusted EBITDA margin before specific items, average delivered cash costs per tonne, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain inventors use this information to evaluate our performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	43

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

Adjusted EBITDA and adjusted EBITDA before specific items

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before specific items are defined as adjusted EBITDA and adjusted EBITDA before specific items as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation of net earnings (loss) attributable to the company by year:

(In millions of dollars)	2015	2014	2013
Net earnings (loss) attributable to the company as reported	$(49.4)	$(72.3)	$(127.6)
Net earnings (loss) attributable to non-controlling interest	–	–	0.3
Net earnings (loss)	(49.4)	(72.3)	(127.3)
Depreciation and amortization [1]	61.4	44.6	47.0
Impairment	–	16.5	86.9
Foreign exchange (gain) loss on long-term debt [1]	57.7	24.1	18.8
Bargain purchase gain	(43.9)
Other (income) expense, net [1]	0.9	(1.2)	(14.9)
Interest expense, net [1]	49.4	35.5	37.4
Income tax (recovery) expense [1]	(27.4)	0.4	0.1
Reorganization items, net [1]	–	–	1.2
(Earnings) loss from discontinued operations net of tax	–	–	(3.1)
Adjusted EBITDA	$48.7	$47.6	$46.1
Specific items
Restructuring costs	1.8	0.5	1.2
Market curtailment	11.7	–	–
Crofton oxygen plant outage	4.4	–	–
Rumford recovery boiler upgrade	11.0	–	–
Professional fees and duties on countervailing action	7.7	–	–
Acquisition costs related to U.S. paper mills	1.4	3.1	–
Total specific items	38.0	3.6	1.2
Adjusted EBITDA before specific items	$86.7	$51.2	$47.3
1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

44	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Reconciliation to net earnings (loss) attributable to the company by quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	(49.4)	(26.3)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
Depreciation and amortization	61.4	17.3	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Impairment	–	–	–	–	–	16.5	16.5	–	–	–
Foreign exchange (gain) loss on long-term debt	57.7	11.6	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	–	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Other (income) expense, net	0.9	(1.2)	2.5	(2.6)	2.2	(1.2)	–	(2.3)	3.2	(2.1)
Interest expense, net	49.4	12.3	13.5	11.3	12.3	35.5	9.0	8.9	8.1	9.5
Income tax expense (recovery)	(27.4)	1.4	(1.6)	(1.9)	(25.3)	0.4	0.3	0.1	–	–
Adjusted EBITDA	$48.7	$15.1	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Specific items
Restructuring costs	1.8	0.2	0.3	0.7	0.6	0.5	0.5	–	–	–
Market curtailment	11.7	–	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	–	11.0	–	–	–	–	–	–
Professional fees and duties on countervailing action	7.7	4.5	2.1	1.1	–	–	–	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	–	1.4	3.1	3.1	–	–	–
Total specific items	38.0	4.7	2.4	28.9	2.0	3.6	3.6	–	–	–
Adjusted EBITDA before specific items	$86.7	$19.8	$41.2	$9.7	$16.0	$51.2	$10.4	$8.0	$7.1	$25.7

Net Earnings (Loss) Attributable to the Company before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)	2015	2014	2013
Net earnings (loss) attributable to the company as reported	$(49.4)	$(72.3)	$(127.6)
Specific items:
Foreign exchange (gain) loss on long-term debt	57.7	24.1	18.8
Bargain purchase gain	(43.9)	–	–
Market curtailment	11.7	–	–
Crofton oxygen plant outage	4.4	–	–
Rumford recovery boiler upgrade	11.0	–	–
Professional fees and duties on countervailing action	7.7	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	–	–
Settlement loss on PIUMPF pension liability	–	1.2	–
Settlement gain on special pension portability election	–	–	(2.6)
Impairment and other closure costs[1]	–	16.5	87.1
Acquisition costs related to U.S. paper mills	1.4	3.1	–
Restructuring and change-of-control costs[1]	1.8	0.5	1.6
Reorganization items, net[1]	–	–	1.1
Loss (gain) on settlement of debt	–	1.0	2.3
Net gain on sale of non-core assets	–	(2.4)	(12.2)
Net earnings (loss) attributable to the company before specific items	$(28.0)	$(28.3)	$(31.5)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(3.41)	$(4.99)	$(9.01)
Before specific items	(1.93)	(1.95)	(2.17)
1	Includes amount related to Snowflake which was included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the annual consolidated financial statements for the year ended December 31, 2015.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	45

Reconciliation to Net Earnings (Loss) Attributable to the Company by quarter:

(In millions of Canadian dollars and after-taxes, except where	2015					2014
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(49.4)	$(26.3)	$(12.9)	$(32.4)	$22.2	$(72.3)	$(39.7)	$(22.5)	$(6.3)	$(3.8)
Specific items:
Foreign exchange (gain) loss on long-term debt	57.7	11.6	24.0	(5.5)	27.6	24.1	9.2	12.6	(8.9)	11.2
Bargain purchase gain	(43.9)	–	(1.7)	(2.9)	(39.3)	–	–	–	–	–
Market curtailment	11.7	–	–	11.7	–	–	–	–	–	–
Crofton oxygen plant outage	4.4	–	–	4.4	–	–	–	–	–	–
Rumford recovery boiler upgrade	11.0	–	–	11.0	–	–	–	–	–	–
Professional fees and duties on countervailing action	7.7	4.5	2.1	1.1	–	–	–	–	–	–
Reduction of deferred tax asset valuation allowance	(30.4)	–	(3.4)	(1.9)	(25.1)	–	–	–	–	–
Settlement loss on PIUMPF pension liability	–	–	–	–	–	1.2	–	1.2	–	–
Impairment (recovery) and other closure costs	–	–	–	–	–	16.5	16.5	–	–	–
Acquisition costs related to U.S. paper mills	1.4	–	–	–	1.4	3.1	3.1	–	–	–
Restructuring costs	1.8	0.2	0.3	0.7	0.6	0.5	0.5	–	–	–
Loss (gain) on settlement of debt	–	–	–	–	–	1.0	–	–	1.9	(0.9)
Net gain on sale of non-core assets	–	–	–	–	–	(2.4)	–	(2.1)	(0.3)	–
Net earnings (loss) attributable to the company before specific items	$(28.0)	$(10.0)	$8.4	$(13.8)	$(12.6)	$(28.3)	$(10.4)	$(10.8)	$(13.6)	$6.5
Net earnings (loss) per share:
As reported	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
Before specific items	(1.93)	(0.69)	0.58	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2015	2014	2013
Cash provided (used) by operating activities	$(6.6)	$21.3	$(7.5)
Cash used by investing activities	(103.4)	(19.2)	31.4
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	(4.7)	(52.2)
Other investing activities	–	2.0	0.5
Non-cash working capital changes except changes in taxes and interest	(13.0)	(15.9)	8.6
Other	90.4	(0.7)	(2.2)
Free cash flow	$(37.6)	$(17.2)	$(21.4)

46	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(6.6)	$19.4	$(12.9)	$8.3	$(21.4)	$21.3	$3.3	$(8.8)	$3.1	$23.7
Cash provided (used) by investing activities	(103.4)	(10.7)	2.2	(11.1)	(83.8)	(19.2)	(9.1)	(1.9)	17.6	(25.8)
Proceeds from the sale of property, plant and equipment and other assets	(5.0)	–	(5.0)	–	–	(4.7)	(0.1)	(4.2)	(0.4)	–
Other investing activities	–	0.6	(0.1)	–	(0.5)	2.0	0.8	0.4	0.6	0.2
Non-cash working capital changes except change in taxes and interest	(13.0)	(44.0)	33.3	(33.2)	30.9	(15.9)	(13.0)	13.8	(16.8)	0.1
Other	90.4	23.3	5.9	(5.5)	66.7	(0.7)	5.9	(7.3)	(12.7)	13.4
Free cash flow	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2015	2014	2013
Adjusted EBITDA	$48.7	$47.6	$46.1
Interest expense, excluding amortization	(45.1)	(34.1)	(35.5)
Capital expenditures	(34.5)	(21.9)	(23.4)
Reorganization costs	–	–	(0.6)
Employee future benefits, expense over (under) cash contributions [1]	(6.7)	(8.8)	(7.0)
Net operating cash flow from discontinued operations	–	–	(1.0)
Free cash flow	$(37.6)	$(17.2)	$(21.4)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

Management’s Calculation of Free Cash Flow by Quarter:

	2015					2014
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$48.7	$15.1	$38.8	$(19.2)	$14.0	$47.6	$6.8	$8.0	$7.1	$25.7
Interest expense, excluding amortization	(45.1)	(11.1)	(12.4)	(10.2)	(11.4)	(34.1)	(8.7)	(8.6)	(7.7)	(9.1)
Capital expenditures	(34.5)	(10.1)	(2.9)	(11.1)	(10.4)	(21.9)	(8.4)	(5.7)	(4.7)	(3.1)
Employee future benefits, expense over (under) cash contributions [1]	(6.7)	(5.3)	(0.1)	(1.0)	(0.3)	(8.8)	(1.9)	(1.7)	(3.3)	(1.9)
Free cash flow	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)	$(17.2)	$(12.2)	$(8.0)	$(8.6)	$11.6

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

12.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, Summary of significant accounting policies, in the December 31, 2015 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	47

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Purchase of U.S. Paper Mills

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

In accordance with the requirements of business combination accounting, we determined the net fair value for the acquired U.S. paper mills with the assistance of an independent financial advisor. The net fair value established as of the acquisition date of January 7, 2015 incorporated numerous major assumptions including management’s best estimate of future operating performance, forecasts of future product prices, and a discount rate based on the estimated blended rate of return required by our debt and equity investors.

As of September 30, 2015, adjustments were made to the preliminary fair value allocation to the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the preliminary fair value allocation to workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

The final allocation to the assets acquired and liabilities assumed on the basis of their respective preliminary fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
$229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

48	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

The excess of the fair value assigned to the net assets acquired over the purchase price has been recognized in other income as a gain of $43.9 million. The company realized a gain on the asset purchase as it was a forced agreement. Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.

The company incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $4.5 million.

The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended December 31, 2015, was as follows:

January 7, 2015 to December 31, 2015
Sales	$885.6
Net loss	(14.9)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had taken place January 1, 2014. The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of these periods nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from synergies or other operational improvements.

	2015 [1]	2014
Sales	$1,991.1	$1,955.8
Net loss	(49.4)	(106.9)

1	The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations are from January 7, 2015 to December 31, 2015.

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are: (1) directly related to the business combination; (2) factually supportable; and (3) expected to have a continuing impact. These adjustments include, but are not limited to, the application of our accounting policies; elimination of related party transactions; depreciation and amortization related to fair value adjustments to property, plant and equipment and intangible assets including contracts assumed; and interest expense on acquisition related debt.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluation of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2015, we had a provision of $26.4 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $0.7 million in 2016.

Impairment of long-lived assets

Continued declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2015. In addition, the impact of the recently enacted countervailing duty on the U.S. export of supercalendered paper, as disclosed in note 28, Contingencies, was identified as a possible impairment indicator. Five asset groups were identified for the purpose of the impairment analysis: Crofton paper, Powell River, Port Alberni, Biron and Rumford. Assets and related liabilities were grouped by mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	49

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The net carrying amount of assets of all reporting units exceeded the projected undiscounted future cash flows, after adjusting for the estimated impact of the countervailing duties. All the business units passed the recoverability test, and therefore, no impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2015.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2016 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2017 to 2020 were based on independent, published market forecasts.

See note 6, Measurement Uncertainty – impairment of long-lived assets in our consolidated financial statements for the year ended December 31, 2015 for a description of inputs and assumptions used.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

•	The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2015 a discount rate of 3.70% for pension and 4.00% for post-retirement benefits per year were determined by us in consultation with our independent actuarial advisors.

•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. For 2015, a rate of return of 6.25% per year was determined by management in consultation with our independent actuarial advisors.

•	Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2015 a rate of compensation increase of 1.5% per year was determined by management in consultation with our independent actuarial advisors.

•	Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2015 a health care trend rate of 5% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% per year annually, until it reaches the ultimate health care trend rate assumption of 4.5% per year.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2015. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

50	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2015 expense	Net benefit obligation	Net 2015 Expense
Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	20.3	1.4
1% decrease	N/A	N/A	(17.5)	(1.2)

Provision for bad debts and allowance for doubtful accounts

We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

As at December 31, 2015 accounts receivables comprised 20% of total assets. Included in this balance was a provision of $4.5 million for doubtful accounts, or 2.4% of accounts receivable (as at December 31, 2014 - $2.3 million for doubtful accounts, or 2.1% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2015 is adequate to provide for probable losses existing in accounts receivable.

Fair value measurement

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1	–	Quoted prices in active markets for identical assets or liabilities.

Level 2	–	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	–	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

As at December 31, 2015, we had currency contracts related to our U.S. dollar denominated sales. These contracts are reported at their fair value, as detailed above under the heading Financial Instruments.

Income taxes

The amounts recorded for deferred income tax assets and liabilities are based on various judgments, assumptions and estimates. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management’s best estimate and may vary from actual.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	51

At December 31, 2015 the company provided a full valuation allowance against its deferred tax assets. As a result, no net deferred tax asset was recorded. A one-percentage-point change in our reported effective income tax rate would have minimal effect on our income tax expense or recovery.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

13.	Changes in Accounting Policies

There were no new pronouncements or recent amendments issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification that materially impacted our consolidated financial statements or disclosures in 2015.

14.	Impact of Accounting Pronouncements Affecting Future Periods

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In March 2015, FASB issued a new standard on the presentation of debt issuance costs ASU Subtopic 835-30 Interest-Imputation of Interest. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

15.	Risks and Uncertainties

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address our business risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

The recent acquisition of two U.S. paper mills exposes the company to market, environmental, financial and human resource risks

The completion of the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA has significantly increased Catalyst Paper’s operations, specialty paper market share, environmental footprint and supply requirements and significantly increases our operations in the United States. The acquisition exposes us to various risks, some of which are general in nature and some of which are unique to the operations of these mills, the regions they are located in, and the markets they sell their product to.

52	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Key risks include but are not limited to:

•	ongoing decline in coated paper markets due to general weakness in North American and international demand and due to market share lost to lower cost product alternatives,

•	erosion of future profitability due to general inflation and regional price pressure on fibre and energy,

•	the introduction of onerous environmental laws and regulations that may impose restrictions on our operations and processes,

•	potential environmental and labour claims that may arise from circumstances not currently identified, including but not limited to instances of site contamination and labour grievances,

•	unexpected delays in production and major maintenance events may negatively impact operations, customer service and costs,

•	breakdowns, obsolescence and impairment of long-lived assets, parts and supplies may negatively impact operations, customer service and costs,

•	potential labour unrest may negatively impact operations, customer service and costs,

•	delays and unexpected costs associated with post-acquisition activities including transition, integration and system separation may negatively impact liquidity, free cash flow and future profitability,

•	unexpected issues with the assignment of supply agreements or credit terms with vendors may negatively impact operations, customer service and costs,

•	actual results falling short of earnings projections and synergies identified by management may negatively impact to liquidity, free cash flow and future profitability, and

•	management not having the capacity to complete an orderly transition and integration of the U.S. mills while simultaneously operating the Canadian mills.

Reliance by the Biron paper mill on the Wisconsin Rapids pulp and paper mill and the Lake States Wood Supply Group may result in supply interruption

The newly acquired Biron paper mill is a semi-integrated mill that is connected by way of three subterranean tunnels to Verso Corporation’s Wisconsin Rapids pulp and paper mill. Biron currently relies on the Wisconsin Rapids mill for the supply of softwood kraft pulp which is required to produce Biron’s coated mechanical paper products. Biron also relies on the Wisconsin Rapids mill for waste transfer and treatment services, including the landfilling of fly ash generated by Biron’s power boilers and the treatment of process water by the Water Quality Center which is owned and operated by the Wisconsin Rapids mill. Wood is currently being purchased for the Biron mill by the Lake States Wood Supply Group which buys wood for a number of other regional mills that are owned and operated by Verso Corporation. An extended interruption in the supply of softwood kraft pulp or waste treatment services by the Wisconsin Rapids mill, or an interruption in wood supply by the Lake States Wood Supply Group, could have adverse consequences to our operations, customer service and costs. We have entered into agreements with Verso Corporation related to the supply of these goods and services that contain provisions and remedies that are intended to mitigate material losses due to extended supply interruptions. The recent Chapter 11 bankruptcy filings of both Verso Corporation and its affiliate, NewPage Corporation, could potentially have an adverse impact on such arrangements, however, other viable market options would be available to us.

We may not be able to successfully integrate the recently acquired U.S. paper mills into our operations

Any acquisition is accompanied by risks. For example, there may be significant change in commodity prices after we have committed to complete the transaction; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the final and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. The success of our acquisition will depend upon our ability to effectively manage the integration and operations of properties or assets we acquired and to realize anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that we will be able to successfully manage the integration and operations of the businesses or assets we acquire.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	53

There is a risk that our systems, procedures and controls will not be adequate to support the expansion of our operations resulting from the acquisition of the Biron paper mill located in Wisconsin and the Rumford paper and pulp mill located in Maine, USA. Our future operating results could be affected by the ability of our officers and key employees to manage the changing business conditions and to integrate the Biron paper mill and the Rumford paper and pulp mill operations into our own. No assurance can be given that the acquisition of the Biron paper mill and the Rumford paper and pulp mill will result in the anticipated benefits expected from the acquisition. In addition, there may be liabilities, such as environmental liabilities, that we have failed to discover or have underestimated in connection with the acquisition. There may also be capital expenditure requirements that we have failed to discover or underestimated in connection with the acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on our business, financial condition or future prospects.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may not be able to maintain the required level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that governs the ABL Facility and Term Loan and the indentures that govern our 2017 Notes (including the Offered Notes) restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes (including the Offered Notes), the Term Loan and the ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility and Term Loan could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our degree of leverage may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreements that governs the ABL Facility and Term Loan and the indentures that govern the 2017 Notes (including the Offered Notes), we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt,

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

54	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

•	increasing our vulnerability to general adverse economic and industry conditions,

•	exposing us to the risk of increased interest rates as certain of our borrowings including our borrowings under the ABL Facility are at variable rates of interest,

•	limiting our flexibility in planning for and reacting to changes in our industry,

•	placing us at a disadvantage compared to other, less leveraged competitors, and

•	increasing our cost of borrowing.

There is a limited trading market for the company’s common shares

Although our common shares are listed on the TSX, certain holders of common shares may also be creditors of the company and there is no certainty of a viable trading market for the common shares. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

Certain holders of common shares may also be creditors of the company and may seek to dispose of such securities to obtain liquidity. Such sales could cause the trading prices for these securities to be depressed. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

Our business is of a cyclical nature and demand for our products may fluctuate significantly

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last five years.

We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2015 one of the paper machines at our Crofton mill continues to be indefinitely curtailed. On December 15, 2014, we indefinitely curtailed Paper Machine No. 9 at Powell River due to a lack of orders and a declining market for the paper manufactured on No. 9. On September 1, 2015, we indefinitely curtailed Paper Machine No. 12 at Rumford due to a lack of orders and a declining market for the coated paper manufactured on No. 12. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices. Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	55

Media trends may lead to continued declines in demand for our products

Trends in advertising, Internet use and electronic data transmission and storage have had and continue to have adverse effects on traditional print media.  As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may continue to decline on a long-term basis.

We are subject to exchange rate fluctuations

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The acquisition on January 7, 2015 of the U.S. paper mills will continue to further increase the company’s U.S. dollar exposure on sales and costs. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars including our 2017 Notes (including the Offered Notes), our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

We face significant global competition

We compete with American, European and Asian producers in highly competitive global markets. Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is also affected by the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

We face risks related to our international sales

A significant portion of our sales are outside of Canada and the United States. For 2015, 84% of our pulp sales and 16% of our paper sales were international. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We export a significant quantity of SC paper from Canada to the United States. On December 10, 2015, the DOC issued its Final Order to impose countervailing duties on Canadian imports of SC paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 18.85%, the weighted average rate of the two companies for whom individual investigations were conducted. The imposition of countervailing duties may negatively impact the profitability of SC paper exports into the United States and our ability to compete against U.S. producers of SC paper. On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review.

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We are exposed to fluctuations in the cost and supply of wood fibre

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

For our B.C. operations, approximately 70%of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us. We source a significant quantity of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

As it relates to the newly acquired U.S. paper mills, fibre suppliers in the region are significantly less concentrated than our B.C. operations, with the top five suppliers for each respective mill providing 47% of fibre at the Rumford mill and 18% of fibre at the Biron mill. For the Biron mill, which currently relies on the Lake States Wood Supply Group for its wood supply, wood supply interruption is a potential risk in 2016 along with the other regional mills owned by Verso Corporation, if the region experiences a challenging late winter or longer winter break-up period given the very low inventories at the Biron mill and.

For our B.C. operations, approximately 70% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. For our newly acquired U.S. operations, approximately 98% is sourced directly from third parties with the remaining 2% sourced from short term stumpage purchases.

Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

We are dependent on the supply of certain raw materials

In addition to wood fibre, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations

As of December 31, 2015 we had recorded net losses in 11 of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments, general inflationary pressure and increased input costs and, until recently, a strong Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility, the 2017 Notes, and the Term Loan. While the acquisition on January 7, 2015 of the U.S. paper mills will provide additional sources of income, the operation of these newly acquired mills and the related transition and integration activities may place additional pressure on future liquidity.

Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business.  In Canada, our labour agreements with Unifor and PPWC for our manufacturing facilities expire on April 30, 2017 and the labour agreement with Unifor for our distribution facility expires on March 31, 2019.  In the United States, our labour agreements with the unions located in our Biron, Wisconsin manufacturing facilities expire on March 31, 2018 while the agreements with the unions in our Rumford, Maine facility expire on June 30, 2018.

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We are dependent on third party transportation providers

We are dependent on third party service providers for the transportation of our raw materials and products by rail, truck, barge or ship. Material disruptions in the operations of our transportation service providers due to weather, seasonal impacts, labour disruptions or other factors could negatively affect our ability to meet customer demand in a timely manner and result in increased costs and a material adverse impact on our business, the results of our operations and reputation.

Claims of aboriginal title and rights in Canada may affect our operations

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations. The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

On January 22, 2016, a Notice of Civil Claim was filed jointly by the Halalt, Sunvault Energy Inc., and Aboriginal Power Corp., alleging that Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The claim brought against Catalyst by the Halalt and its partner, Sunvault, relates to a long-term joint venture biomass project at the Crofton mill that the Halalt proposed to Catalyst. Aboriginal Power Corp. is an affiliated entity of both Sunvault and the Halalt. Catalyst was concurrently evaluating a distinctly different proposal by another party.

Ultimately, Catalyst decided not to proceed with either joint-venture proposal.

After informing the Halalt of our decision, they filed a claim against Catalyst for breach of contract in connection with the long-term joint venture biomass project proposed by the Halalt and Sunvault seeking, among other things, approximately $100 million in damages. Also on January 22, 2016, a Notice of Civil Claim was filed by the Halalt First Nation and its members alleging Catalyst has illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of Catalyst’s Crofton Mill since 1957. The Halalt is seeking, among other things, an interim and permanent injunction restraining Catalyst from conducting its operations at the Crofton Mill that interfere with the Halalt’s claimed riparian, water and land rights and are also seeking approximately $2 billion in damages. Catalyst denies the allegations in both claims and intends to vigorously defend itself.

Increases in energy costs could have a negative impact on our business

Our operations consume a significant amount of electricity, natural gas and fuel oil.  Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

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In British Columbia, although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels.  In the past three years, rate increases totaled 27% which added $30 million to our costs annually.  In November, 2013 the British Columbia government announced a proposed 10 year electricity plan commencing in April, 2014. Based on our 2013 electricity consumption levels, this plan could result in an increase in our electricity costs from 2013 levels totaling 27% over the first four years of the plan which results in increases in electricity costs of approximately $13 million in the first year of the plan, approximately $24 million in the second year of the plan and approximately $33 million per year in each of the next two years of the plan.  If the plan is implemented in its present form, rate increases at these levels will have an impact on our earnings.  We have mitigated some of the impact of rate increases in the past through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity. Although we are working with government and BC Hydro to identify and explore options and solutions to mitigate the effect of these increases, there can be no assurance that we will be able to eliminate or mitigate our exposure to the effect of all the rate increases.

Electricity costs in our U.S. operations are mitigated by the larger proportion of self-generation capacity.  The Biron, Wisconsin mill is supplied by a regulated utility and the rates are projected to be relatively stable for this year.  The mill in Rumford, Maine operates in a deregulated jurisdiction and has the capacity to generate all of its electrical needs with self-generation and effectively hedges power costs with the fuel costs for self-generation.

The U.S. operations both consume significant volumes of coal; this pricing is set in annual contracts.

Our Canadian and U.S. mills consume oil and natural gas which are purchased on spot markets and for which pricing fluctuates significantly due to various external factors.  We manage our exposure to the price volatility for these fuels by using lower priced alternatives where feasible and in some circumstances through the use of financial instruments and physical supply agreements under a hedging program.  There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

We are subject to significant environmental regulation

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, water regulation, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations.  It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities.  We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia. As a result of pleading guilty to the foregoing charges, under new environmental legislation expected to come into force in the first half of 2016, Catalyst would be subject to stiffer fines for subsequent such incidents and other offences.

Our Canadian operations may be affected by the regulation of greenhouse gases: The Federal government has proposed combustion appliance based standards which could come into effect in 2020 and all Canadian mills currently meet those standards with ease. British Columbia announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. B.C. has not issued regulations for this GHG reduction program at this time. It is too early to determine the impact on the company under such a program.

Our U.S. operations are subject to various stringent air regulations including the USEPA’s Maximum Achievable Control Technology (MACT) standards.  One boiler at Biron and two at Rumford are impacted by the standard and may require capital infusion of approximately $6 million in total by end of 2016 to meet their respective deadlines of January 31, 2017.  Federal authorities could revise the standard before it comes into force and the company continues to consider all approaches to reaching compliance including fuel switching, emissions controls, and energy reduction initiatives.

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Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business

Our business is capital intensive. Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects. We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement. The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects. These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

We may be subject to litigation which could result in unexpected costs and expenditure of time and resources

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues. Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants. Catalyst sold its interest in the Snowflake mill in January, 2013, and therefore, the new owner will become a party to the adjudication as a result of its acquisition of the mill. Native American tribes and the United States government contend that the Snowflake mill’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could result in claims for damages that may be materially adverse to us.

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities. It is possible that we could be the target of similar litigation in future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full

We extend trade credit to many purchasers of our products and rely on their creditworthiness. Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy. We will typically have a greater number of such customers during economic downturns. The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

We are dependent upon certain of our management personnel

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience. Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs.  We have implemented our chain-of-custody systems to verify that selected paper products contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands.  Demand for our products may be adversely affected if we do not implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

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Our insurance has limitations and exclusions

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our Canadian mills are located in seismically active areas

Our three operating mills in Canada are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Our mills in the United States are partially located on flood plains

Our two U.S. based mills are situated adjacent to rivers. These rivers occasionally experience rising water levels and as such are susceptible to risk of damage or destruction caused by floods. Our insurance may not cover the total losses associated with damage or destruction caused by floods and this insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable. Both mills have comprehensive flood response plans that are tested annually and early warning systems that alert the mills to rising water levels.

Post-retirement plan obligations may affect our financial condition

We maintain defined benefit pension plans and other post-retirement benefit plans for certain retired employees. As at December 31, 2015 the underfunded liability associated with the defined benefit pension plans was $108.5 million and the underfunded liability associated with the other post-retirement benefit plans was $172.9 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2016, we are required to contribute $6.5 million towards the underfunded liability of the defined benefit pension plans. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

A change in our legal control could be materially adverse

As at February 29, 2016, we have outstanding US$260.5 million of 2017 Notes (including the Offered Notes) and $16.5 million of Term Loans. If a Change of Control (as such term is defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding 2017 Notes (including the Offered Notes) at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. The credit agreement for the Term Loan entered into on March 20, 2014 contains a provision whereby the loan will be deemed to be in default in the case of a change in legal control. On the occurrence of an event of default the Term Loan becomes due and payable in whole together with any accrued interest. We may not have sufficient financial resources to fund any such repurchase.

16.	Governance and Management Systems

Corporate governance

Our senior governing body is made up of a seven-member Board of directors and three Board committees. The individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

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Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

Board committees

Our three standing Board committees consist of an audit committee, an environmental health and safety committee and a governance, human resources and compensation committee. These committees establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The governance, human resources and compensation committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2015, six of seven directors, including the Board chair and excepting only the President and CEO, were independent.

Risk and management systems

We recognize the importance of good risk and management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which are reviewed by our Board’s audit committee every year.

Code of conduct

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2015.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

17.	Sensitivity Analysis

Our earnings are sensitive to fluctuations in:

Product price

Our products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

Foreign exchange

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

Freight costs

Our earnings could be significantly affected by changes in the cost of freight, which is highly corrected with fuel prices. Fuel prices fluctuate significantly and are sensitive to general economic factors such as supply shocks and global economic growth.

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Fibre

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our adjusted EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	Adjusted EBITDA [1]	Net earnings [2]	Earnings per share
Product prices [3]
A US$10 per tonne change in the sales price of:
Uncoated Paper	$6	$4	$0.31
Coated Paper	13	10	0.65
Newsprint	4	3	0.22
Pulp	5	4	0.24
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	12	8	0.57
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	2	1	0.09
Electricity – direct purchases	9	7	0.46
Coal – direct purchases	2	1	0.09
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.16
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes)	18	13	0.89
1	Refer to section 11, Non-GAAP measures.
2	Based on an expected long-term tax rate of 26%.
3	Based on annualized sales of Q4 2015 and foreign exchange rate of US$0.75.
4	Based on Q4 2015 annualized net cash flows and a movement to US$0.76 from US$0.75 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2015 annualized consumption levels and an exchange rate of US$0.75.

18.	Outlook

Economy

The United States is expected to continue to lead global economic growth in 2016. Divergent monetary policies and the continued decline in oil and other commodity prices due to supply and demand imbalances have supported a strengthening U.S. dollar against most currencies, including the Canadian dollar, and we expect this trend to persist into 2016.  Volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

North American paper markets are expected to remain challenging in 2016 with the continued migration to electronic media.  Although there were significant capacity reductions in the year in the North American newsprint and coated paper markets, this was offset by declining demand and higher foreign imports into the U.S. We expect that coated and uncoated paper demand will decline in the first half of 2016 before rebounding in the seasonally stronger second half of the year. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.  Our directory sales are mostly under contract, and therefore, we do not expect pricing and demand to fluctuate significantly through the first half of 2016.

Newsprint demand in 2016 is expected to contract further due to declining circulation, page count reductions, conservation measures by publishers, and continued migration of information and advertising to the Internet.  Newsprint prices for the remainder of the year will depend on the supply and demand balance. We are in the process of implementing a number of announced newsprint price increases on a 48.8 gsm basis. For the U.S., a US$20 per tonne increase on January 1st, with another US$20 per tonne increase on February 1, 2016. For Canada, a $15 per tonne increase on January 1st, with another $20 per tonne on February 1, 2016.

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For NBSK pulp, Chinese buying patterns and requirements are expected to continue to drive the market in 2016.

Operations and capital spending

Price pressure for key inputs is expected to be marginal with the exception of power costs for our B.C. operations that will be unfavourably impacted by an announced energy cost rate increase of 4.0%, effective April 1, 2016. Declining fibre prices in the regions where our U.S. paper mills are located due to recent regional pulp and paper capacity closures are expected to have a deflationary impact on the furnish costs of our U.S. operations in 2016.

Having successfully completed the transition and system cutover with regard to the acquired U.S. paper mills, there will be an anticipated saving in related overhead and capital costs, but this will be partially offset by the full-year cost of incremental staff and infrastructure that were added in 2015 to support the marketing, operational and logistical activities of the U.S. paper mills. We will continue to drive savings through operational improvements by leveraging our OFI program and our mill revitalization program.

We will continue to optimize our product mix by increasing our market share in higher margin coated freesheet and coated one-sided specialty paper, and by targeting reduced basis weights in our coated groundwood and newsprint products. Our renewed focus in 2015 on new product development has yielded positive results, with a variety of specialty paper products and extensions to our existing products either at or near commercialization.

We will continue to pursue benefits under the BC Hydro Power Smart Program, having completed G13 at our Powell River mill in the quarter. A second project has been approved under the Program, with construction at our Crofton mill scheduled to commence in 2016 and slated for completion in 2017. In addition to the Power Smart Program, we will continue participating in BC Hydro’s load curtailment pilot initiative at our three Canadian mills. We will continue our discussions with key stakeholders on a suite of additional potential initiatives to further mitigate the impact of energy rate escalation.

Our maintenance plan for 2016 includes a total mill outage at our Crofton mill that was delayed from 2015, and our regular outages related to power and recovery boilers.

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The following table summarizes major planned maintenance shutdown costs and related production downtime for 2016:

	2016
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other [1]	–	–	–	–	–	0.2	–	–	–	0.2
Boilers	–	–	–	–	–	0.6	–	1.0	–	1.6
Crofton
TMO	–	–	4,800	2.5	–	–	–	–	4,800	2.5
Capital	–	–	3,400	–	–	–	–	–	3,400	–
Pulp	–	–	9,600	5.7	–	–	–	–	9,600	5.7
Boilers	–	3.8	–	–	–	–	–	–	–	3.8
Powell
Boilers	–	0.2	–	2.7	–	–	–	–	–	2.9
Biron
Boilers	–	–	–	–	–	2.2	–	–	–	2.2
Rumford
Pulp	–	–	–	–	–	–	2,400	8.8	2,400	8.8
Boilers	–	–	–	–	–	3.9	–	3.7	–	7.6
Total	–	4.0	17,800	10.9	–	6.9	2,400	13.5	20,200	35.3

1 Includes maintenance in 2nd quarter on precipitator and maintenance in 3rd quarter on steam turbine generator.

Capital spending on both our Canadian and U.S. operations is expected to not exceed $35 million and will be managed to balance cash flow.

The company will continue to hedge a portion of its U.S. dollar denominated sales in accordance with its policy to manage currency risk.

We expect a reduction in costs in Q1 2016 compared to the fourth quarter due to a lighter major maintenance spend, which will include a power boiler outage at our Crofton mill.

Liquidity, debt maturities and covenants

We do not currently anticipate any significant uses of cash in 2016 other than for our operations, working capital fluctuations, interest payments, Term Loan repayments and pension funding related to our Canadian and U.S. pension plans including our multi-employer pension plans. Based on liquidity currently at our disposal, we believe that we will be able to fund these requirements.

19.	2016 Key Objectives

In 2016, we will focus on objectives and initiatives in four areas:

Social

•	Safety: reduce medical incident rate by a minimum of 20% compared to the prior year.

•	Improve employee performance through adoption of incentive pay plans for both hourly and salaried employees that are aligned to company objectives.

•	Implement a new performance management system for salaried employees.

•	Design and implement a new operator technical training program to support learning and higher productivity.

•	Utilize change management techniques and enhanced internal communications to increase employee awareness, alignment and move further forward to a culture of ownership and accountability.

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Financial

•	Deliver positive free cash flow results by increasing operating earnings, reducing overhead costs, and further optimizing our capital structure.

•	Increase the value of benefits realized under the company’s OFI program from the prior year.

•	Improve cost competitiveness and productivity through revitalization of our five mills.

•	Develop and execute a debt refinancing plan.

Commercial

•	Optimize our product mix by increasing our market share of higher-margin coated freesheet and coated one-sided specialty paper, and reducing the basis weight of our other paper grades.

•	Expand our product offering through new product development by commercializing and growing market share in a variety of specialty paper products.

Environmental

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in.

•	Develop and implement a Corporate Social Responsibility (CSR) strategy.

•	Strengthen Catalyst’s standing with mill communities and with First Nations.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors.

20.	Disclosure Controls and Internal Control over Financial Reporting

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2015. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2015. The assessment is based on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 1992” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

On January 7, 2015, we completed the acquisition of the Biron paper mill located in Wisconsin, U.S. and the Rumford paper and pulp mill located in Maine, U.S. from NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company. We are in the process of integrating the acquired mills into our internal control environment. With the exception of internal controls related to the acquired mills, we did not make any changes in internal controls over financial reporting during the period ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2015 management has assessed the effectiveness of the company’s internal control over financial reporting. Based on this assessment, management has determined the company’s internal control over financial reporting was effective as of December 31, 2015 and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 29, 2016 to that effect.

66	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at www.catalystpaper.com, or on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	67

MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles and reflect management’s best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company’s management and directors; and
•	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. The scope of management’s assessment also included internal control over financial reporting of the US paper mills acquired on January 7, 2015. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2015 the company’s internal control over financial reporting was effective.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Joe Nemeth President and Chief Executive Officer	Frank De Costanzo Senior Vice-President and Chief Financial Officer, Finance

Vancouver, Canada
February 29, 2016

68	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2015 and December 31, 2014 and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of Catalyst Paper Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2015 and December 31, 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with US generally accepted accounting principles.

Chartered Professional Accountants
February 29, 2016
Vancouver, Canada

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	69

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$8.3	$10.9
Accounts receivable (note 9)	185.1	110.9
Inventories (note 10)	256.2	155.5
Prepaids and other (note 11)	5.5	4.6
Assets held for sale (note 8)	1.5	1.5
	456.6	283.4
Property, plant and equipment (note 12)	456.9	379.3
Other assets (note 13)	5.6	6.0
	$919.1	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 14)	$244.5	$137.3
Current portion of long-term debt (note 15)	3.2	3.0
	247.7	140.3
Long-term debt (note 15)	494.6	326.1
Employee future benefits (note 16)	267.1	282.4
Other long-term obligations (note 17)	26.4	15.5
	1,035.8	764.3
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2014 – 14,527,571)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(284.5)	(235.1)
Accumulated other comprehensive income (loss) (note 19)	22.9	(5.4)
	(116.7)	(95.6)
	$919.1	$668.7

Commitments, contingencies and subsequent events (notes 27 and 28,respectively).

The accompanying notes are an integral part of the audited consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

70	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	2013
Sales	$1,991.1	$1,109.3	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	1,882.4	1,028.2	970.9
Depreciation and amortization	61.4	44.6	47.0
Selling, general and administrative	58.2	33.0	33.2
Restructuring (note 20)	1.8	0.5	1.2
Impairment and other closure costs (note 6)	–	16.5	86.9
	2,003.8	1,122.8	1,139.2
Operating loss	(12.7)	(13.5)	(87.8)
Interest expense, net (note 21)	(49.4)	(35.5)	(37.4)
Foreign exchange loss on long-term debt	(57.7)	(24.1)	(18.8)
Other income, net (note 22)	43.0	1.2	14.9
Loss before reorganization items and income taxes	(76.8)	(71.9)	(129.1)
Reorganization items, net	–	–	(1.2)
Loss before income taxes	(76.8)	(71.9)	(130.3)
Income tax expense (recovery) (note 18)	(27.4)	0.4	0.1
Loss from continuing operations	(49.4)	(72.3)	(130.4)
Earnings from discontinued operations, net of tax (note 8)	–	–	3.1
Net loss	(49.4)	(72.3)	(127.3)
Net earnings attributable to non-controlling interest	–	–	(0.3)
Net loss attributable to the company	$(49.4)	$(72.3)	$(127.6)
Basic and diluted net loss per share from continuing operations attributable to the company’s common shareholders (note 23) (in dollars)	$(3.41)	$(4.99)	$(9.01)
Basic and diluted net earnings per share from discontinued operations attributable to the company’s common shareholders (note 23) (in dollars)	$–	$–	$0.21
Weighted average number of the company’s common shares outstanding (note 23) (in millions)	14.5	14.5	14.5

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	71

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	2013
Net loss	$(49.4)	$(72.3)	$(127.3)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount (note 16)	19.1	(36.2)	24.2
Tax (expense) recovery	–	–	–
Net amount	19.1	(36.2)	24.2
Reclassification of amortization of employee future benefits
Gross amount	0.2	–	–
Tax (expense) recovery	–	–	–
Net amount	0.2	–	–
Foreign currency translation adjustments
Gross amount	9.0	–	–
Tax (expense) recovery	–	–	–
Net amount	9.0	–	–
Other comprehensive income (loss), net of tax	28.3	(36.2)	24.2
Total comprehensive loss	(21.1)	(108.5)	(103.1)
Comprehensive loss attributable to non-controlling interest	–	–	(0.3)
Comprehensive loss attributable to the company	$(21.1)	$(108.5)	$(103.4)

The accompanying notes are an integral part of the audited consolidated financial statements.

72	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (deficiency) attributable to the company
	Common stock				Accumulated	Non-
In millions of Canadian dollars	Number of shares	$	Additional paid-in capital	Deficit	other comprehensive income (loss)	controlling interest (deficit)	Total
Balance as at December 31, 2012	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6
Net loss	–	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	–	24.2	–	24.2
Balance as at December 31, 2013	14,527,571	$144.9	$–	$(162.8)	$30.8	$–	$12.9
Net loss	–	–	–	(72.3)	–	–	(72.3)
Other comprehensive loss, net of tax	–	–	–	–	(36.2)	–	(36.2)
Balance as at December 31, 2014	14,527,571	$144.9	$–	$(235.1)	$(5.4)	$–	$(95.6)
Net loss	–	–	–	(49.4)	–	–	(49.4)
Other comprehensive income, net of tax	–	–	–	–	28.3	–	28.3
Balance as at December 31, 2015	14,527,571	$144.9	$–	$(284.5)	$22.9	$–	$(116.7)

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	73

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
In millions of Canadian dollars	2015	2014	2013
Cash flows provided (used) by:
Operations
Net loss	$(49.4)	$(72.3)	$(127.3)
Items not requiring (providing) cash:
Depreciation and amortization	61.4	44.6	47.0
Impairment and other closure costs (note 6)	–	16.5	86.9
Deferred income taxes (note 18)	(26.7)	–	–
Foreign exchange loss on long-term debt	57.7	24.1	18.8
Non-cash reorganization items	–	–	0.5
Employee future benefits, expense under cash contributions	(6.7)	(8.8)	(7.0)
Gain on disposal of property, plant and equipment	(2.6)	–	(0.6)
Gain on disposal of non-core assets	–	(2.4)	(12.3)
Settlement gain on special pension portability election	–	–	(2.6)
Bargain purchase gain of U.S. mills	(43.9)	–	–
Increase (decrease) in other long-term obligations	1.0	(0.4)	(0.2)
Other	0.1	4.0	4.1
Changes in non-cash working capital
Accounts receivable	(17.8)	6.5	(2.7)
Inventories	(19.9)	(17.2)	(14.7)
Prepaids and other	–	(0.1)	3.6
Accounts payable and accrued liabilities	40.2	26.8	(1.0)
Cash flows provided (used) by operating activities	(6.6)	21.3	(7.5)
Investing
Additions to property, plant and equipment	(34.5)	(21.9)	(23.4)
Proceeds from sale of property, plant and equipment	5.0	4.4	0.8
Proceeds from sale of non-core assets	–	0.3	51.4
Purchase of U.S. paper mills	(73.9)	–	–
Decrease in restricted cash	–	–	3.1
Increase in other assets	–	(2.0)	(0.5)
Cash flows provided (used) by investing activities	(103.4)	(19.2)	31.4
Financing
Increase (decrease) in revolving loan (note 15)	87.7	18.8	(13.4)
Proceeds from (repayment of) secured term loan (note 15)	(2.0)	18.5	–
Proceeds from issuance of secured Offered Notes	23.7	–	–
Redemption of floating rate notes (note 15)	–	(21.8)	–
Purchase of long-term debt (note 15)	–	(14.5)	(15.8)
Deferred financing costs	(1.4)	(2.3)	–
Decrease in other long-term debt	(0.6)	(2.0)	(1.1)
Cash flows provided (used) by financing activities	107.4	(3.3)	(30.3)
Cash and cash equivalents, increase (decrease) in the period	(2.6)	(1.2)	(6.4)
Cash and cash equivalents, beginning of period	10.9	12.1	18.5
Cash and cash equivalents, end of period	$8.3	$10.9	$12.1
Supplemental disclosures:
Income taxes paid	0.5	–	–
Net interest paid	45.1	34.2	36.8

The accompanying notes are an integral part of the audited consolidated financial statements.

74	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Consolidated
Sales to external customers	$1,033.8	$382.5	$235.5	$278.8	$60.5	$1,991.1
Inter-segment sales	–	–	–	24.3	(24.3)	–
Depreciation and amortization	24.0	25.5	7.3	3.6	1.0	61.4
Restructuring (note 20)	–	1.8	–	–	–	1.8
Operating earnings (loss)	(25.1)	(11.2)	(10.4)	39.0	(5.0)	(12.7)
Total assets	258.8	350.1	196.3	83.2	30.7	919.1
Additions to property, plant and equipment	20.1	4.3	5.5	3.0	1.6	34.5

Year ended December 31, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Consolidated
Sales to external customers	$181.7	$425.0	$237.9	$264.7	$–	$1,109.3
Inter-segment sales	–	–	–	27.9	(27.9)	–
Depreciation and amortization	6.5	28.4	7.3	2.4	–	44.6
Restructuring (note 20)	–	0.5	–	–	–	0.5
Impairment and other closure costs (note 6)	–	16.5	–	–	–	16.5
Operating earnings (loss)	(6.9)	(44.0)	(0.6)	38.0	–	(13.5)
Total assets	105.4	335.0	147.6	80.7	–	668.7
Additions to property, plant and equipment	4.8	9.1	3.3	4.7	–	21.9

Year ended December 31, 2013	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate adjustments and Other	Consolidated
Sales to external customers	$176.4	$458.7	$192.3	$224.0	$–	$1,051.4
Inter-segment sales	–	–	–	24.8	(24.8)	–
Depreciation and amortization	8.0	32.4	5.1	1.5	–	47.0
Restructuring (note 20)	0.1	0.5	0.4	0.2	–	1.2
Impairment and other closure costs (note 6)	27.0	59.9	–	–	–	86.9
Operating earnings (loss)	(5.1)	(97.2)	8.4	6.1	–	(87.8)
Total assets	116.6	347.4	149.9	86.2	–	700.1
Additions to property, plant and equipment	3.8	11.6	2.0	6.0	–	23.4

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	75

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Other	Total
Sales by shipment destination:
Canada	$57.8	$42.5	$41.4	$–	$1.0	$142.7
United States	907.7	293.0	57.3	10.1	44.6	1,312.7
Asia and Australasia	7.7	19.0	64.4	267.5	12.7	371.3
Latin America	59.3	27.8	72.4	–	2.2	161.7
Europe and other	1.3	0.2	–	1.2	–	2.7
	$1,033.8	$382.5	$235.5	$278.8	$60.5	$1,991.1

Year ended December 31, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$11.9	$48.6	$48.1	$–	$108.6
United States	155.5	322.0	53.4	1.1	532.0
Asia and Australasia	8.4	25.7	64.1	263.3	361.5
Latin America	5.9	28.3	72.3	0.2	106.7
Europe and other	–	0.4	–	0.1	0.5
	$181.7	$425.0	$237.9	$264.7	$1,109.3

Year ended December 31, 2013	Coated Papers	Uncoated Papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$10.6	$69.3	$41.7	$–	$121.6
United States	148.1	335.7	40.1	–	523.9
Asia and Australasia	10.8	26.1	42.3	223.8	303.0
Latin America	6.9	27.6	68.2	–	102.7
Europe and other	–	–	–	0.2	0.2
	$176.4	$458.7	$192.3	$224.0	$1,051.4

	December 31,	December 31,
	2015	2014
Property, plant and equipment by geographic location:

Canada	$350.2	$379.3
USA	106.7	–
	$456.9	$379.3

The accompanying notes are an integral part of the audited consolidated financial statements.

76	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	77

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

1.	NATURE OF OPERATIONS AND BASIS OF PREPARATION

Catalyst Paper Corporation, together with its subsidiaries and partnership (collectively, the “company”) is a specialty mechanical printing papers and newsprint producer in North America. As of January 1, 2015, the company changed its operating segments to reflect its new reporting structure and expanded product range resulting from the acquisition of the Biron and Rumford mills on January 7, 2015 (see note 5, Purchase of U.S. Paper Mills). The company’s operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories:

Coated paper	– Manufacture and sale of coated free sheet, coated groundwood and one-sided specialty coated paper.

Uncoated paper	– Manufacture and sale of uncoated mechanical and directory printing papers

Newsprint	– Manufacture and sale of newsprint

Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK)

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company’s sales and operating earnings. In 2015, the company owned and operated five manufacturing facilities, three in the province of British Columbia (B.C.), Canada, one in Rumford, Maine, U.S. and one in Biron, Wisconsin, U.S. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidated the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses and receive benefits of that VIE.

On March 20, 2013, the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI) for proceeds of $33.0 million. Up to the date of sale, the company consolidated 100% of PREI’s balances in its consolidated results as PREI was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and the company will continue to purchase 100% of the power generated by PREI.

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase agreement continues, the company does not own any of PREI’s equity, does not control its Board of directors, and does not direct PREI’s activities and operations to ensure that the terms of the power purchase agreement are met.

78	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Subsequent to the sale of the company’s interest in PREI, the power purchase agreement meets the definition of a lease under U.S. GAAP. The arrangement meets the criteria of a lease as fulfillment of the power purchase agreement is dependent on identified land and depreciable assets, consisting of PREI’s integrated hydroelectric power generation, transmission and distribution system, and the power purchase agreement stipulates that the company buy 100% of the power output generated by these assets.

The lease was determined to be an operating lease, as opposed to a capital lease, and future operating lease payments will be recognized as a component of energy cost. The balances and accounts of PREI and the 50% included in non-controlling interest were derecognized on the date of sale, and a gain on sale was recognized for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized.

(c)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information.

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

•	management’s best estimate of future operating performance as of the valuation date,

•	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

•	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

•	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

•	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods.

Actual amounts could differ from estimates.

(d)	Segmented reporting

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

(e)	Going concern

The company is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the company’s ability to continue as a going concern into the foreseeable future. The company has forecasted its cash flows for the next 12 months and believes that it has adequate liquidity in cash and available borrowings under its credit facilities to finance its operations without support from other parties over the next year. The company has concluded that substantial doubt does not exist as to the company’s ability to continue as a going concern over the next fiscal year.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	79

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(f)	Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(g)	Shipping and handling costs

The company classifies shipping and handling costs to cost of sales, excluding depreciation and amortization as incurred.

(h)	Translation of foreign currencies

The majority of the company’s sales are denominated in foreign currencies, principally U.S. dollars (US$). The company’s functional currency is the Canadian dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

On January 7, 2015, the company’s foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively. As a result, commencing in 2015, the company has a foreign subsidiary that is considered to be integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).

(i)	Derivative financial instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes.  The company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

(j)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

(k)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory offsite.

(l)	Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to cost of sales, excluding depreciation and amortization as incurred.

80	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(m)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% – 5.0%

Paper machinery and equipment	5.0% – 10.0%

Pulp machinery and equipment	5.0% – 10.0%

The company adjusted the estimated remaining economic life of certain assets as of December 31, 2015, based on a review of the physical condition and expected future operational and commercial lives of its major classes of assets.  The estimated impact on annual depreciation from the adjustment is $6.0 million.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other income (expense), net.

(n)	Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

(o)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(p)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of Property, plant and equipment, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on a discounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(q)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	81

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations. The company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company’s mills, due in part to the company’s maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company’s mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

The company’s obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton and Powell River mill sites.

(r)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(s)	Stock-based compensation and other stock-based payments

Phantom share units granted to the company’s key employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Accrued compensation cost is recognized as a liability as potential entitlements are payable in cash, and therefore, compensation cost must be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the compensation expense.

(t)	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(u)	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering health and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company’s net periodic benefit costs are reflected in Accumulated other comprehensive income (loss) in the company’s consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

•	the cost of benefits provided in exchange for employees’ services rendered during the year;

•	the interest cost of benefit obligations;

82	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

•	the expected long-term return on plan assets based on the fair value for all asset classes;

•	gains or losses on settlements or curtailments;

•	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

•	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(v)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(w)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

The company elected to adopt ASU 2015-16, issued September 25, 2015, to simplify the accounting for adjustments made to provisional amounts related to its acquisition of the U.S. paper mills on January 7, 2015. ASU 2015-16 requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined.

There were no further new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted the company’s consolidated financial results for the year.

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	83

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

5.	PURCHASE of U.S. PAPER MILLS

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

We account for this business combination using the acquisition method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.

Fair value valuation

We engaged an independent financial advisor to assist us in the determination of the fair value of the purchased assets and assumed liabilities. The fair value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) guideline public company multiples analysis, and (iii) precedent transactions analysis. The fair value was determined primarily based on the DCF analysis.

The DCF analysis determines the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors, was estimated to be 13%. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices based on independent, published market forecasts and future cost trends based on the company’s operating history. The fair value of the assets purchased and liabilities assumed calculated using the DCF analysis was $137.5 million (US$116.0 million).

The guideline public company multiples analysis estimates the value of the assets and liabilities based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values the assets and liabilities of these publicly traded companies. The implied multiple as of January 7, 2015 was estimated to be 4.4 X 2015 projected EBITDA and 5.7 X 2015 projected EBITDA for the Biron mill and Rumford mill, respectively.

The precedent transactions analysis estimates fair value based on a relative comparison with transactions in the forestry industry and speciality paper making industry, over the most recent two years to the acquisition date. Based on the transactions identified and reviewed, the implied fair value/production capacity multiple as of January 7, 2015 was US$136 per ton and US$112 per ton for the Biron mill and Rumford mill, respectively.

Allocation of purchase price to assets and liabilities

The fair value of the purchased assets and assumed liabilities was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations be initially recorded at their fair value. The amount of deferred income taxes for the purchased assets and assumed liabilities was determined in accordance with FASB ASC 740. See note 19, Income taxes, for additional information.

Fair value estimates were based on the following approaches:

•	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and a seller’s profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.
•	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future and the income valuation method estimates fair value based on a DCF analysis.

84	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

•	All other assets and liabilities assumed were recorded at the book value on the date of acquisition, which approximated fair value.

As of September 30, 2015, adjustments were made to the preliminary fair value allocation to the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the preliminary fair value allocation to workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

The final allocation to the assets acquired and liabilities assumed on the basis of their respective fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price has been recognized in other income as a gain of $43.9 million. The company realized a gain on the asset purchase as it was a forced agreement. Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.

The company incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $4.5 million.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	85

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended December 31, 2015, was as follows:

January 7, 2015 to December 31, 2015
Sales	$885.6
Net loss	(14.9)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had taken place January 1, 2014. The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of these periods nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from synergies or other operational improvements.

	2015 [1]	2014
Sales	$1,991.1	$1,955.8
Net loss	(49.4)	(106.9)

1  The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations are from January 7, 2015 to December 31, 2015.

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are: (1) directly related to the business combination; (2) factually supportable; and (3) expected to have a continuing impact. These adjustments include, but are not limited to, the application of our accounting policies; elimination of related party transactions; depreciation and amortization related to fair value adjustments to property, plant and equipment and intangible assets including contracts assumed; and interest expense on acquisition related debt.

6.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from their use exceed the net carrying amount of the assets as of the assessment date; and

(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company conducts its impairment test on an annual basis at the reporting unit level. Reporting units of the company, defined as operating segments or one reporting level lower, are its five paper mills and the Crofton pulp mill.

Estimates of future cash flows and fair value require judgments, assumptions and estimates may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 49.7% of total assets as at December 31, 2015. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

86	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides the components of the impairment and other closure costs:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Property, plant and equipment
Powell River	$–	$13.0	$12.9
Port Alberni	–	–	17.3
		13.0	30.2
Inventory – operating and maintenance supplies and spare parts	–	1.9	–
Other assets	–	1.6	–
Goodwill	–	–	56.7
	$–	$16.5	$86.9

2015

Continued declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2015. In addition, the impact of the recently enacted countervailing duty on the U.S. export of supercalendered paper, as disclosed in note 28, Contingencies, was identified as a possible impairment indicator. Five asset groups were identified for the purpose of the impairment analysis: Crofton paper, Powell River, Port Alberni, Biron and Rumford. Assets and related liabilities were grouped by mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The net carrying amount of assets of all reporting units exceeded the projected undiscounted future cash flows, after adjusting for the estimated impact of the countervailing duties. All the business units passed the recoverability test, and therefore, no impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2015.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2016 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2017 to 2020 were based on independent, published market forecasts.

2014

On December 31, 2014, the company recognized an impairment charge of $16.5.

In December 2014, the company announced that its Powell River No. 9 paper machine would be indefinitely curtailed due to a lack of demand and declining market for paper manufactured on this machine. The company recognized an impairment charge of $13.0 million on property, plant and equipment, $1.6 million on other assets and $1.9 million on related operating and maintenance supplies and spare parts inventory.

In addition to the indefinite curtailment of the No. 9 paper machine, declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2014. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	87

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. All the asset groups passed the recoverability test, and therefore, no additional impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2014.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2015 of CDN$1.00 = US$0.83 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2019 were based on independent, published market forecasts. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

2013

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

There were indicators of potential impairment of long-lived assets at December 31, 2013, including declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The Port Alberni and Powell River asset groups failed the recoverability test due in part to current and projected weakness in specialty paper prices. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2014 of CDN$1.00 = US$0.93 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2018 were based on independent, published market forecasts. The foreign exchange assumption for CDN$1.00 ranged between US$0.92 and US$0.93 for the forecast period. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

7.	VARIABLE INTEREST ENTITIES

On March 20, 2013 the company sold its 50.001% interest in PREI and settled its $20.8 million affiliate loans to PREI for proceeds of $33.0 million. A $12.7 million distribution of the net proceeds was made to unsecured creditors pursuant to the Plan under the creditor protection proceedings (see note 6, Creditor protection proceedings related disclosures). PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts.  The company generally purchases 100% of the power generated by PREI and will continue to do so subsequent to the sale of its interest. The company derecognized the accounts of PREI on the date of sale and recognized a gain on sale in the consolidated statement of earnings (loss). Prior to the sale, the company consolidated 100% of PREI as the company was the primary beneficiary.

88	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The results of PREI were included in the company’s consolidated statements of earnings (loss) up to the date of sale of March 20, 2013. Condensed financial information with respect to PREI is as follows:

Year ended December 31, 2013
Condensed statements of earnings (loss)
Sales – affiliate [1]	$5.6
Cost of sales, excluding depreciation and amortization	1.3
Depreciation and amortization	1.6
2.9
Operating earnings	2.7
Interest expense	(1.8)
Interest expense – affiliate [1]	(0.4)
Other income (expense), net	(0.1)
Reorganization items, net	–
Income tax recovery (expense)	0.2
Net earnings (loss) [2]	$0.6

1	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

During 2013 company recognized a gain on the sale of its interest in PREI of $5.3 million consisting of:

Gain on Sale
Proceeds from sale
Gross proceeds from sale	$33.0
Closing costs incurred	(0.2)
Settlement of affiliate loans	(20.8)
Other adjustments	(0.1)
Net proceeds	11.9
De-recognition of assets
Cash and cash equivalents	(6.0)
Other	(3.0)
Property, plant and equipment	(145.6)
De-recognition of liabilities
Accounts payable and accrued liabilities	6.8
Long-term debt	113.8
Long-term debt – affiliate loans	20.8
De-recognition of non-controlling interest	6.6
$5.3

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	89

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

8.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheets as of December 31, 2015.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	December 31, 2015	December 31, 2014
Property, plant and equipment	$1.5	$1.5
	$1.5	$1.5

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of the Apache Railway Company to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012 due to continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.9 million for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported as a discontinued operation.

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings (loss) from discontinued operations, net of tax is as follows:

Year ended December 31, 2013
Sales	$0.7
Cost of sales, excluding depreciation and amortization	(1.1)
Depreciation and amortization	–
Impairment, severances and other closure costs	(0.2)
Restructuring costs	(0.4)
Interest expense, net	–
Other income (expense), net	(0.1)
Gain on sale of assets of Snowflake and shares of Apache Railway	4.1
Reorganization items, net (note 6)	0.1
Earnings (loss) from discontinued operations, net of tax	$3.1

The company recognized a gain on the sale of the assets of Snowflake and the shares of the Apache Railway Company of $4.1 million that consisted of:

90	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Gain on Sale
Contract price	$13.5
Adjusted for:
Transaction fees related to sale	(0.4)
Cancellation of letter of credit related to Arizona Department of Environmental Quality	(2.3)
Net proceeds	10.8
De-recognition of assets
Property, plant and equipment	(6.6)
Other current assets (Apache Railway)	(0.2)
De-recognition of liabilities
Accounts payable and accrued liabilities (Apache Railway)	0.1
$4.1

9.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	December 31, 2015	December 31, 2014
Trade receivables	$170.9	$102.1
Less: allowance for doubtful accounts	(4.5)	(2.3)
	166.4	99.8
Sales taxes receivable	5.6	5.9
Other receivables	13.1	5.2
	$185.1	$110.9

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.	INVENTORIES

The components of inventories were as follows:

	December 31, 2015	December 31, 2014
Finished goods
Coated paper	$53.9	$12.2
Uncoated paper	19.2	24.7
Newsprint	12.4	13.5
Pulp	10.6	3.4
Total finished goods	96.1	53.8
Work-in-progress	2.3	1.0
Raw materials – wood chips, pulp logs and other	48.5	24.8
Operating and maintenance supplies and spare parts	109.3	75.9
	$256.2	$155.5

At December 31, 2015, the company had applied write-downs to finished goods inventory of $1.1 million (December 31, 2014 – $0.6 million) and to raw materials inventory of $0.6 million (December 31, 2014 – $0.2 million).

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	91

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, the inventory value of operating and maintenance supplies and spare parts was written down by $1.9 million as part of an impairment charge to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Inventories are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	PREPAIDS AND OTHER

The components of prepaids and other were as follows:

	December 31, 2015	December 31, 2014
Property taxes, insurance and licenses	$2.6	$3.1
Other	2.9	1.5
	$5.5	$4.6

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	As at December 31, 2015
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Printing papers and newsprint	$73.1	$13.6	$59.5
Pulp	11.8	0.6	11.2
Machinery and equipment
Printing papers and newsprint	551.0	186.2	364.8
Pulp	27.2	5.8	21.4
	$663.1	$206.2	$456.9

	As at December 31, 2014
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Printing papers and newsprint	$68.2	$10.9	$57.3
Pulp	10.9	0.6	10.3
Machinery and equipment
Printing papers and newsprint	428.1	129.5	298.6
Pulp	15.6	2.5	13.1
	$522.8	$143.5	$379.3

At December 31, 2015, machinery and equipment was held under capital leases with a net carrying amount of $7.4 million (December 31, 2014 – $7.7 million), cost of $8.1 million (December 31, 2014 – $8.3 million) and accumulated depreciation and amortization of $0.7 million (December 31, 2014 – $0.6 million).

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

92	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

13.	OTHER ASSETS

The components of other assets were as follows:

	December 31, 2015	December 31, 2014
Deferred financing costs	$3.6	$3.1
Deferred charges and other	1.6	2.9
Deferred benefit asset – pension plan (note 16)	0.4	–
	$5.6	$6.0

In December 2014, $1.6 million of deferred charges were written off as part of an impairment charge in 2014 to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	December 31, 2015	December 31, 2014
Trade payables	$156.2	$76.0
Accrued payroll and related liabilities	43.5	27.5
Accrued interest	7.1	5.3
Accrued benefit obligation – pension plan (note 16)	8.3	8.2
Accrued benefit obligation – other employee future benefit plans (note 16)	6.4	6.5
Annual Property Tax	0.9	–
Payables related to capital projects	1.6	3.8
Environmental and remedial	0.1	0.9
Derivative liabilities	4.5	2.0
Other	15.9	7.1
	$244.5	$137.3

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	93

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

15.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	December 31, 2015	December 31, 2014

Term loan, due July, 2017	$16.5	$18.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	356.7	273.1
	373.2	291.6
Revolving asset-based loan facility of up to $225.0 million due July 2017	117.1	29.4
Capital lease obligations	7.5	8.1
Total debt	497.8	329.1
Less: current portion	(3.2)	(3.0)
Total long-term debt	$494.6	$326.1

Significant changes to long-term debt in 2015

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition. See note 5, Purchase of U.S. Paper Mills.

Significant changes to long-term debt in 2015

In September 2015, the company entered into six capital leases on equipment. The capital lease obligation with respect to these leases is $0.5 million as at December 31, 2015.

Significant terms, conditions and covenants

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 0.9:1.0 at December 31, 2015 (December 31, 2014 – 1.1:1.0) and under the Term Loan was 0.5:1.0 at December 31, 2015 (December 31, 2014 – 0.6:1.0).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $107.1 million as at December 31, 2015 (December 31, 2014 – negative $75.8 million).

94	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2015, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.8 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.4 million, a reserve for credit insurance deductibles of $3.5 million, a reserve of $1.5 million for employee source deductions, and a reserve for negative mark-to-market for foreign currency exposure of $2.4 million. On December 31, 2015 the company had $85.5 million available under the ABL Facility after deducting outstanding drawings of $117.1 million and outstanding letters of credit of $22.4 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility, the Term Loan and under each of the indentures governing its outstanding senior notes on December 31, 2015.

The following table provides the scheduled total debt repayments:

Recourse debt
2016	$3.2
2017	495.1
2018	2.7
2019	0.5
2020	0.1
$501.6

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	2015		2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$497.8	$416.0	$329.1	$313.1

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

US$130.6 million (2014 – approximately US$88.1 million) in aggregate principal of 2017 Notes balance outstanding at December 31, 2015 is held by two shareholders of the Company who individually hold greater than 10% of the company’s outstanding shares. The company incurred US$11.8 million in interest expense in 2015 (2014 – approximately US$9.7 million) on the 2017 Notes held by related parties.

16.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue future benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  Certain extended health benefits with an actuarial value of $24.8 million were compromised under the creditor protection proceedings in 2012.

Employees hired pursuant to the purchase of the U.S. mills (note 5, Purchase of U.S. Paper Mills) continue to be covered under the employee future benefit plans that existed prior to acquisition. Pension plans include defined benefit and defined contribution segments. The defined benefit plan is available to hourly employees hired before 2013. The defined contribution segment consists of a 401k plan and a profit share plan and is available to salaried and hourly employees.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	95

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Defined contribution plans

For the defined contribution segment, the company’s contributions are based on a percentage of an employee’s earnings with the company’s funding obligations being satisfied upon crediting contributions to an employee’s account. The pension expense under the defined contribution payment is equal to the company’s contribution.

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measured the fair value of plan assets and the projected benefit obligations for accounting purposes on December 31, 2015 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

Components of net periodic benefit cost recognized

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Pension benefit plans	2015	2014	2013
Defined benefit plan
Service cost for the period	$4.8	$1.0	$1.1
Interest cost	12.4	13.5	14.0
Expected return on assets	(12.6)	(12.4)	(13.3)
Amortization of unrecognized items:
Actuarial (gains) losses	(0.1)	(0.3)	–
	4.5	1.8	1.8
Defined contribution plan
Service cost for the period	9.8	2.4	2.5
Multi-employer industry-wide pension plan service cost for the period	8.0	8.5	8.5
Net periodic benefit cost for pension benefit plans	$22.3	$12.7	$12.8

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Service cost for the period	$2.4	$1.8	$2.0
Interest cost	6.8	6.7	5.9
Amortization of unrecognized items:
Actuarial (gains) losses	0.3	–	–
Prior service costs		–	–
Net periodic benefit cost for other benefit plans	$9.5	$8.5	$7.9

96	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Change in benefit obligation
Projected benefit obligation at beginning of period	$329.4	$317.2	$176.3	$151.8
Projected benefit obligation assumed [1]	7.0	–	3.0	–
Service cost for the period	6.0	1.0	2.5	1.8
Interest cost	12.0	13.5	6.8	6.7
Benefit payments	(27.2)	(29.2)	(5.8)	(5.5)
Actuarial losses (gains) and other adjustments	4.6	26.9	(9.9)	21.5
Projected benefit obligation at end of period	$331.8	$329.4	$172.9	$176.3
Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$208.6	$199.9	$–	$–
Actual return on plan assets	24.1	24.6	–	–
Company contributions	17.9	13.3	5.8	5.5
Benefit payments	(27.3)	(29.2)	(5.8)	(5.5)
Fair value of assets at end of period	$223.3	$208.6	$–	$–

1 Defined benefit obligation assumed with the acquisition of the U.S. Paper mills as at January 7, 2015

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Projected benefit obligation at end of period	$331.8	$329.4	$172.9	$176.3
Fair value of plan assets at end of period	223.3	208.6	–	–
Funded status	$(108.5)	$(120.8)	$(172.9)	$(176.3)

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Other assets (note 14)	0.4	–	–	–
Accounts payable and accrued liabilities (note 15)	$(8.3)	$(8.2)	$(6.4)	$(6.5)
Employee future benefits	(100.6)	(112.6)	(166.5)	(169.8)
	$(108.5)	$(120.8)	$(172.9)	$(176.3)

Of the total funding deficit of $108.5 million (December 31, 2014 - $120.8) in the company’s various defined benefit pension plans, $42.7 million (December 31, 2014 - $52.4 million) is related to funded defined benefit pension plans and $65.8 million (December 31, 2014 - $68.4 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $172.9 million (December 31, 2014 - $176.3 million) is related to “pay-as-you-go” plans.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	97

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Balance, beginning of the period	$13.7	$28.7	$(19.1)	$2.1
Accumulated gain (loss)	7.9	(15.0)	11.2	(21.2)
Balance, end of the period	$21.6	$13.7	$(7.9)	$(19.1)

Amounts before taxes included in other comprehensive income (loss)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Pension benefit plans	2015	2014	2013
Amortization of employee future benefits	$(0.1)	$(0.3)	$–
Net gain (loss)	8.0	(14.7)	26.7
Settlement gain on special pension portability election	–	–	(2.6)
Net amount recognized in other comprehensive income (loss)	$7.9	$(15.0)	$24.1

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Other benefit plans	2015	2014	2013
Amortization of employee future benefits	$0.3	$–	$–
Net gain (loss)	10.9	(21.2)	0.1
Net amount recognized in other comprehensive income (loss)	$11.2	$(21.2)	$0.1

An estimated amount of $0.1 million of gains for pension plans and $nil for other benefit plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2016.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2015, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $41.5 million (2014 – $29.8 million). During 2016, the company expects to contribute approximately $39.1 million to all of the above pension plans and approximately $6.4 million to its other benefit plans.

The following table presents estimated future benefit payments from the plans as of December 31, 2015. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2016	27.5	6.4
2017	26.5	6.6
2018	25.3	6.8
2019	24.7	7.0
2020	24.1	7.3
2021 - 2025	111.3	40.2

98	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

Plan assets	December 31, 2015	December 31, 2014
Cash and cash equivalents	3.2%	1.1%
Equity securities	60.5%	54.4%
Fixed income securities	30.1%	38.1%
Real estate	6.2%	6.4%
	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2015	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$7.2	$7.2	$–	$–
Equity securities:
Global equity pooled funds [1]	112.7	–	112.7	–
Canadian equity pooled funds [2]	22.3	–	22.3	–
Fixed income securities:
Canadian long bond pooled funds [3]	33.7	–	33.7	–
Canadian bond pooled funds [3]	33.5	–	33.5	–
Real estate [4]	13.9	–	13.9	–
	$223.3	$7.2	$216.1	$–

		Fair value hierarchy
As at December 31, 2014	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	91.1	–	91.1	–
Canadian equity pooled funds [2]	22.5	–	22.5	–
Fixed income securities:
Canadian long bond pooled funds [3]	39.9	–	39.9	–
Canadian bond pooled funds [3]	39.5	–	39.5	–
Real estate [4]	13.3	–	13.3	–
	$208.6	$2.3	$206.3	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (CDN$) Index.
2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.
3	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.
4	This category includes direct investment in office, industrial, retail and residential real estate.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	99

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Real estate is comprised of income producing office, distribution & warehouse, retail and multi-family properties, held through an open pooled fund.  The fair value is based on market assessments performed on a periodic basis by independent experts on each of the properties held by the fund.

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

						Contributions by Catalyst Paper [4] Successor
	EIN / Pension plan	Pension Protection Act Zone Status [2]			FIP / RP status pending /	Year ended Dec 31,	Year ended Dec 31,	Three months ended Dec 31,	Surcharge	Expiration
Pension Fund	number [1]	2015	2014	2013	implemented [3]	2015	2014	2013	imposed	date[5]
Pulp and Paper Industry Pension Plan [6]	BCFIC-P085324 CRA-0394940	Green	Green	Green	No	$8.0	$8.5	$8.5	No	04/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Red	Implemented	2.0	1.5	1.0	Yes	01/03/2014
1	Employer identification number and three digit pension plan number.
2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.
3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.
4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.
5	Expiration date of collective bargaining agreement on December 31, 2013.
6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers’ Union (CEP).
7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Contributions to the Pulp and Paper Industry Pension Plan are based on a percentage of earnings to a cap in hours worked and contributions to the PACE Industry Union-Management Pension Fund are based on a contribution per hour worked to a maximum cap in hours worked. The risks of participating in multi-employer plans differ from single-employer plans in the following ways:

1.	The company’s contributions to multi-employer plans may be used to provide benefits to employees of other participating employers.

2.	If a participating employer were to stop contributing to a multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3.	If the company chose to stop participating in a multiemployer plan, it may be required to pay an amount to that plan based on the underfunded status of the plan, referred to as a withdrawal liability.

As disclosed in note 8, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$8.7 million related to the PACE Industry Union Management Pension Fund.

100	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

Other benefit plans	2015	2014
Benefit obligations at period end,
Discount rate – Pension programs	3.70%	3.80%
Discount rate – Post-retirement programs other than pensions	4.00%	3.80%
Rate of compensation increase	1.50%	1.00%
Net benefit cost for the period ended,
Discount rate – Pension programs	3.70%	3.80%
Discount rate – Post-retirement programs other than pensions	4.00%	3.80%
Rate of compensation increase	1.50%	1.00%
Expected rate of return on plan assets	6.25%	6.30%
Assumed health care cost trend rate at period end,
Extended health benefits
Initial health care cost trend rate	5.00%	5.50%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits:
Dental care cost trend rate	3.00%	3.00%
Medical services plan benefits:
Premium trend rate	4.50%	4.50%

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2015 and December 31, 2014 the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2015 expected rate of return on plan assets was 6.3% per annum, which was based on a target allocation of approximately 40% Canadian bonds, which were expected to earn approximately 3.5% per annum in the long term, 10% Canadian equity securities, which were expected to earn approximately 7.0% per annum in the long term, 45% global equity securities, which were expected to earn approximately 7.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 6.5% per annum in the long term. The 2015 expected rate of return on plan assets also included a provision of 0.7% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.2% per annum for non-investment expenses expected to be paid from the plans. The mortality assumption as at December 31, 2015 for programs covering salaried employees and executives was 100% of the 2014 Canadian Pensioners Mortality (CPM) Private Sector Table and for programs covering hourly employees was 108% of 2014 CPM Private Sector Table, both tables projected fully generationally using CPM Improvement Scale B.

The company’s investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company’s tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company’s investment policy. The use of derivative instruments is restricted and must be in accordance with the company’s policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company’s investment policy.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	101

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2016:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$1.4	$(1.2)
Accrued benefit obligation at December 31	20.3	(17.5)

17.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations were as follows:

	December 31, 2015	December 31, 2014
Environmental and remedial	$10.7	$4.2
Snowflake union pension liability	9.9	10.1
Accrued workers' compensation liability	4.6	–
Other	1.2	1.2
	$26.4	$15.5

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	2015	2014
Balance, beginning of period	$5.1	$6.0
Provision related to the acquisition of the U.S. mills	5.9	–
Liabilities settled	(0.2)	(0.3)
Liabilities derecognized	–	(0.7)
Accretion expense	–	0.1
Balance, end of period	$10.8	$5.1

The balance sheet classification for asset retirement obligations is as follows:

	December 31, 2015	December 31, 2014
Other long-term obligations	$10.7	$4.2
Accounts payable and accrued liabilities (note 14)	0.1	0.9
	$10.8	$5.1

102	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

18.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Canada	$(42.0)	$(61.7)	$(108.9)
United States	(34.8)	(10.2)	(21.4)
Earnings (loss) from continuing operations	(76.8)	(71.9)	(130.3)
Earnings (loss) from discontinued operations	–	–	3.1
Earnings (loss) before income taxes	$(76.8)	$(71.9)	$(127.2)

The income tax (recovery) expense consists of:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Canada:
Current	$0.1	$–	$–
Deferred	–	–	–
	0.1	–	–
United States:
Current	(0.8)	0.4	0.1
Deferred	(26.7)	–	–
	(27.5)	0.4	0.1
Total from continuing operations:
Current	(0.7)	0.4	0.1
Deferred	(26.7)	–	–
	(27.4)	0.4	0.1

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	103

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2015		2014		2013
Income tax recovery at Canadian statutory income tax rates	$(20.0)	26.0%	$(18.7)	26.0%	$(32.7)	25.8%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	2.0	(2.6)	5.7	(7.9)	21.1	(16.6)
Difference in foreign tax rate	(4.5)	5.9	(1.0)	1.4	0.6	(0.5)
Change in deferred income taxes related to increase in corporate income tax rates	–	–	–	–	(8.5)	6.6
Change in the deferred income tax estimate	–	–	–	–	–	–
Change in valuation allowance	(4.4)	5.7	16.7	(23.3)	18.2	(14.3)
Adjustment to deferred credits	–	–	–	–	–	–
Other	(0.5)	0.6	(2.3)	3.2	1.4	(1.1)
Income tax expense (recovery)	$(27.4)	35.6%	$0.4	(0.6)%	$0.1	(0.1)%

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets
Employee future benefits	$3.8	$3.8
Non-capital loss and temporary differences relating to working capital	1.6	–
Other	11.1	6.2
	16.5	10.0
Valuation allowance	(16.5)	(10.0)
	$–	$–

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	December 31, 2015	December 31, 2014
Non-current
Deferred income tax assets (liabilities)
Property, plant and equipment	$128.1	$156.8
Non-capital loss carry-forwards	18.5	10.2
Employee future benefits	75.2	78.3
Other	23.9	16.7
	245.7	262.0
Valuation allowance	(245.7)	(262.0)
	$–	$–

At December 31, 2015, the company has provided for a valuation allowance on its deferred tax assets of $262.2 million (December 31, 2014 - $272.0 million).

104	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2015, the company had Canadian federal non-capital loss carry-forwards of $35.5 million, which expire during the period 2028 to 2035, and U.S. federal net operating loss carry-forwards of $24.5 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

For the year ended December 31, 2015, management increased the company’s valuation allowance by $9.3 million in respect of its U.S. federal net operating losses and reduced its valuation allowance by $1.0 million in respect of its Canadian losses. The change in the valuation allowances is due to the evidence from the company’s three year cumulative historical performance and management’s belief that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S.

Accounting for uncertainty in income taxes

At December 31, 2015, the company had gross unrecognized taxes of $5.7 million (December 31, 2014 - $4.7 million benefits).

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	December 31, 2015	December 31, 2014
Unrecognized tax benefits, beginning of period	$4.7	$4.3
Current period tax positions	1.0	0.4
Unrecognized tax (recovery) benefits, end of period	$5.7	$4.7

The company recognizes interest expense and penalties related to unrecognized taxes within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2015. At December 31, 2015, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2011 tax years expired on September 15, 2014.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	105

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the company’s AOCI, net of taxes:

	December 31, 2015	December 31, 2014
Unrecognized pension and other post-retirement benefit costs	$13.9	$(5.4)
Foreign currency translation adjustments	9.0	-
	$22.9	$(5.4)

20.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2015	2014
Balance, beginning of period	$0.2	$0.7
Expensed in period	1.8	0.5
Disbursements	(2.0)	(1.0)
Balance, end of period	-	0.2
Classification:
Accounts payable and accrued liabilities (note 14)	-	0.2
	$-	$0.2

In December 2014, the company announced a restructuring plan to reflect the indefinite curtailment of the Powell River No. 9 paper machine. The indefinite curtailment will result in a reduction of approximately 40 employees at Powell River and 7 employees at the Surrey Distribution Centre through lay-offs. For the year ended December 31, 2015 the company incurred restructuring costs of $1.8 million.

21.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Interest on long-term debt	$44.3	$33.1	$34.5
Other	5.1	2.4	2.9
	$49.4	$35.5	$37.4

106	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

22.	OTHER INCOME, NET

The components of other income, net, were as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2014	2013
Foreign exchange gain on working capital balances	$5.8	$3.5	$5.5
Gain on disposal of property, plant and equipment	2.6	–	0.6
Gain on disposal of non-core assets[1]	–	2.4	8.1
Loss on redemption of Floating Rate Notes	–	(2.4)	–
Loss on purchase of Floating Rate Notes	–	–	(2.3)
Gain (loss) on derivative financial instruments	(13.9)	(2.2)	0.1
Gain on purchase of senior secured notes	–	1.4	–
Loss on settlement of Snowflake union pension liability	–	(1.2)	–
Bargain purchase gain on acquisition of Biron and Rumford mills, net of tax	43.9	–	–
Settlement gain on special pension portability election	–	–	2.6
Other	4.6	(0.3)	0.3
	$43.0	$1.2	$14.9
1	For the year ended December 31, 2014, the gain on disposal of non-core assets includes gains on the sale of Poplar Farm lands ($0.3 million) and of our interest in PRSC Limited Partnership and PRSC Land Development, including repayment of the mortgage receivable ($2.1 million). For the year ended December 31, 2013, the gain on the disposal of non-core assets included gains on the sale of the Elk Falls site ($3.1 million) and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

23.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net earnings (loss) attributable to the company	$(49.4)	$(72.3)	$(127.6)
Weighted average shares used in computation of basic earnings per share (in millions)	14.5	14.5	14.5
Weighted average shares used in computation of diluted earnings per share (in millions)	14.5	14.5	14.5
Basic and diluted earnings (loss) per share from continuing operations	(3.41)	(4.99)	(9.01)
Basic and diluted earnings (loss) per share from discontinued operations	–	–	0.21
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	(3.41)	(4.99)	(8.80)

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	107

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

24.	STOCK-BASED COMPENSATION PLANS

Details of stock-based compensation expense:

	Year ended December 31, 2015	Year ended December 31, 2014
Phantom share units	$0.2	$0.8
	$0.2	$0.8

Phantom share units

The company established a phantom share unit (PSU) plan for its key executives, directors and employees in 2013.  Under the terms of this plan, senior executives, directors and employees are eligible for incentive remuneration paid to them in the form of PSUs.  Each PSU, once vested, entitles the holder to a cash payment equal to the incremental market value of the PSU.  Incremental market value is defined as the amount, if any, by which the market value of one common share of the company determined on the vesting date exceeds the market value determined on the grant date. The company applies a fair value-based method to record the PSUs granted to executives. Under the fair value method, compensation cost was initially measured at fair value at the date of grant and expensed over the plan’s vesting period. Compensation cost accrued over the vesting period will be recognized as a liability due to the fact that potential entitlements at the time of vesting will be paid in cash. Compensation cost must therefore be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

As at December 31, 2015, the fair value of PSUs was estimated using the Black-Scholes option pricing model based the following assumptions:

		2015		2014
	Vesting Date December 31, 2016	Vesting Date May 27, 2018	Vesting Date August 5, 2018	Vesting Date December 31, 2015	Vesting Date December 31, 2016
Risk-free interest rate	0.5%	0.5%	0.5%	1.0%	1.0%
Annual dividends per share	Nil	Nil	Nil	Nil	Nil
Expected stock price volatility	92%	92%	92%	84%	84%
Expected unit life (in years)	1.0	2.3	2.8	1.0	2.0
Average fair value of units granted (in dollars)	$1.03	$1.00	$1.22	$1.95	$1.86

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

As at December 31, 2015, the total remaining unrecognized compensation cost associated with the PSUs totalled $1.7 million (December 31, 2014 - $1.6 million).

108	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Changes in the number of PSUs outstanding during the years ended December 31 was as follows:

	2015		2014
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	1,307,197	$1.67	948,671	$1.19
Granted	470,301	2.96	691,347	2.10
Exercised	-	-	(166,411)	1.20
Expired or cancelled	(242,747)	1.24	(166,411)	1.20
End of year	1,534,751	$2.13	1,307,197	$1.67

During 2015, the Company’s shareholders approved a new Share Compensation Plan which will provide for the company to compensate its key executives, directors, employees and consultants through the issuance of restricted share units, performance share units, and stock options, subject to certain vesting conditions.  The maximum number of common shares of the company to be issued under this plan is limited to 10% of the number of issued and outstanding common shares of the company.  No awards were granted under this plan during the year ended December 31, 2015.

25.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 ─	Quoted prices in active markets for identical assets or liabilities.

Level 2 ─	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 ─	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	December 31, 2015	December 31, 2014	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$4.5	$1.9	2	[1]	Accounts payable and accrued liabilities
Commodity contracts	$-	$0.1	2	[2]	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market future rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	109

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 15.

The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements at December 31:

	December 31, 2015	December 31, 2014	Classification on statements of earnings (loss)
Currency contracts related to revenue hedges	$(13.9)	$(2.2)	Other income, net
Commodity swap contracts related to pulp hedges	–	0.1	Other income, net
Commodity swap contracts related to natural gas hedges	–	(0.1)	Other income, net
	$(13.9)	$(2.2)

Fair value of other financial instruments

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

26.	FINANCIAL INSTRUMENTS

(a) Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

(i)	Credit Risk

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company’s receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

110	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Aging of receivables were as follows:

	December 31, 2015	December 31, 2014
Trade receivables, gross
Current	$149.4	$88.6
Past due 1-30 days	14.0	2.9
Past due 31-90 days	3.5	1.1
Past due over 90 days	4.0	9.5
	170.9	102.1
Allowance for doubtful accounts	(4.5)	(2.3)
Trade receivables, net	166.4	99.8
Other receivables, including sales tax recoverables	18.7	11.1
Accounts receivable (note 9)	$185.1	$110.9

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	2015	2014
Balance, beginning of period	$2.3	$1.8
Increase in provision	2.2	0.5
Balance, end of period (note 9)	$4.5	$2.3

Derivatives

The company is also exposed to credit risk with counterparties to the company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(ii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk

For the year ended December 31, 2015, the company was exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables were denominated in or referenced to U.S. dollars. The company was also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The company used foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	111

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

For the year ended December 31, 2014, the company’s hedging policy for anticipated sales and accounts receivable included 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges were layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk

The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas.

Interest rate risk

The fair value of the company’s fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company’s policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt

					Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2015	Currency and notional amount		Change in rate or price		Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income
Revenue hedges
Currency risk (US$/CDN$)	US$	115.0	5%		$3.7	–	$(4.6)	–
ABL Facility
Interest risk (annualized)	CDN$	40.6	100	bps	(0.3)	–	0.3	–
Interest risk ( annualized)	US$	55.3	100	bps	(0.4)	–	0.4	–

(iii)	Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company’s reputation.

The company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

112	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at December 31, 2015
0 to 11 months	$115.0	0.7835	$115.0	0.7257

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $4.5 million (December 31, 2014 - $2.0 million). At December 31, 2015, purchased U.S. dollar put options and sold U.S. dollar call options are marked to market, and the related gains and losses are recognized in other income.

27.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below:

2016	9.7
2017	4.5
2018	4.2
2019	1.6
2020	0.7
Subsequent to 2020	0.1
$20.8

Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see note 2, Summary of significant accounting policies). The lease expenses relating to the power purchase agreement totaled $25.2 million for the year ended December 31, 2015 (2014 - $23.2 million) and minimum future lease payments total $2.2 million over the next year. The power purchase agreement expired on January 31, 2016. On January 27, 2016 a new power purchase agreement was entered into with PREI that expires on January 31, 2021.

Total lease expense amounted to $32.7 million for the year ended December 31, 2015 (2014 – $30.5 million; 2013 – $25.7 million).

28.	CONTINGENCIES

Imposition of Countervailing Duties

On July 28, 2015, the U.S. Department of Commerce (DOC) issued its Preliminary Determination to impose countervailing duties on Canadian imports of supercalendered paper (SC Paper) from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order. On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review. On February 16, 2016, the petitioners filed additional subsidy allegations against Catalyst.  It is not yet determined whether the DOC will permit such additional allegations to become part of the expedited review at this stage of the process.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	113

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Two Lawsuits Filed by Halalt First Nation

On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners. The company and intends to vigorously defend itself against both claims. The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility. The second claim, filed by the Halalt and its members, alleges that the company illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957. The Halalt is seeking an interim and permanent injunction restraining the company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia.

Appeal of Sales Tax Ruling

On October 21, 2015, Catalyst sought leave to appeal at the Supreme Court of Canada the judgment of the BC Court of Appeal made February 4, 2015 with respect to Catalyst’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. This application is still in process.

29.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Term Loan. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2015, December 31, 2014 and December 31, 2013. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

114	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2015 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.4	$7.6	$0.3	$–	$8.3
Accounts receivable	2.7	182.4	–	–	185.1
Inventories	–	256.2	–	–	256.2
Prepaids and other	1.9	3.6	–	–	5.5
Assets held for sale	–	1.5	–	–	1.5
	5.0	451.3	0.3	–	456.6
Property, plant and equipment	291.4	165.5	–	–	456.9
Advances to related companies	256.7	478.1	1.1	(735.9)	–
Investments, net of equity in related companies	253.6	–	–	(253.6)	–
Other assets	3.8	1.8	–	–	5.6
	$810.5	$1,096.7	$1.4	$(989.5)	$919.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20.0	$224.2	$0.3	$–	$244.5
Current portion of long-term debt	2.8	0.4	–	–	3.2
	22.8	224.6	0.3	–	247.7
Long-term debt	416.9	77.7	–	–	494.6
Advances from related companies	479.1	255.6	1.2	(735.9)	–
Employee future benefits	4.7	262.4	–	–	267.1
Other long-term obligations	3.7	22.7	–	–	26.4
	927.2	843.0	1.5	(735.9)	1,035.8
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(284.5)	170.8	10.4	(181.2)	(284.5)
Accumulated other comprehensive income (loss)	22.9	(16.8)	–	16.8	22.9
Predecessor equity (deficiency)	–	99.7	(10.5)	(89.2)	–
	(116.7)	253.7	(0.1)	(253.6)	(116.7)
	$810.5	$1,096.7	$1.4	$(989.5)	$919.1

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	115

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2015 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,991.1	$–	$–	$1,991.1
Operating expenses
Cost of sales, excluding depreciation and amortization	17.9	1,864.5	–	–	1,882.4
Depreciation and amortization	32.8	28.6	–	–	61.4
Selling, general and administrative	18.4	39.8	–	–	58.2
Restructuring	–	1.8	–	–	1.8
Impairment and other closure costs	–	–	–	–	–
	69.1	1,934.7	–	–	2,003.8
Operating earnings (loss)	(69.1)	56.4	–	–	(12.7)
Interest expense, net	(21.8)	(27.7)	0.1	–	(49.4)
Foreign exchange loss on long-term debt	(57.7)	–	–	–	(57.7)
Equity earnings in Partnership	93.6	–	–	(93.6)	–
Other income, net	5.6	27.8	–	9.6	43.0
Income (loss) before income taxes	(49.4)	56.5	0.1	(84.0)	(76.8)
Income tax recovery	–	27.4	–	–	27.4
Net earnings (loss) attributable to the company	$(49.4)	$83.9	$0.1	$(84.0)	$(49.4)

116	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2015 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided by operating activities	$61.6	$15.6	$0.2	$(84.0)	$(6.6)
Investing
Additions to property, plant and equipment	(26.6)	(7.9)	–	–	(34.5)
Proceeds from sale of property, plant and equipment	5.0	–	–	–	5.0
Acquisition of Biron and Rumford	–	(73.9)	-	-	(73.9)
Cash flows used by investing activities	(21.6)	(81.8)	–	–	(103.4)
Financing
Increase (decrease) in advances to related companies	(72.5)	(11.4)	(0.1)	84.0	–
Increase in revolving loan	12.5	75.2	–	–	87.7
Proceeds from (repayment of) Term Loan	(2.0)	–	–	–	(2.0)
Proceeds from issuance of secured Offered Notes	23.7	–	–	–	23.7
Deferred financing costs	(1.4)	–	–	–	(1.4)
Decrease in other long-term debt	(0.6)	–	–	–	(0.6)
Cash flows provided (used) by financing activities	(40.3)	63.8	(0.1)	84.0	107.4
Cash and cash equivalents, increase (decrease) in the period	(0.3)	(2.4)	0.1	–	(2.6)
Cash and cash equivalents, beginning of period	0.7	10.0	0.2	–	10.9
Cash and cash equivalents, end of period	$0.4	$7.6	$0.3	$–	$8.3

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	117

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.7	$10.0	$0.2	$–	$10.9
Accounts receivable	0.5	110.4	–	–	110.9
Inventories	–	155.5	–	–	155.5
Prepaids and other	3.3	1.3	–	–	4.6
Assets held for sale	–	1.5	–	–	1.5
	4.5	278.7	0.2	–	283.4
Property, plant and equipment	297.6	81.7	–	–	379.3
Advances to related companies	226.0	434.3	0.9	(661.2)	–
Investments, net of equity in related companies	167.9	–	–	(167.9)	–
Other assets	5.0	1.0	–	–	6.0
	$701.0	$795.7	$1.1	$(829.1)	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.4	$121.7	$0.2	$–	$137.3
Current portion of long-term debt	2.8	0.2	–	–	3.0
	18.2	121.9	0.2	–	140.3
Long-term debt	325.0	1.1	–	–	326.1
Advances from related companies	435.2	224.9	1.1	(661.2)	–
Employee future benefits	14.9	267.5	–	–	282.4
Other long-term obligations	3.3	12.2	–	–	15.5
	796.6	627.6	1.3	(661.2)	764.3
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(235.1)	86.9	10.3	(97.2)	(235.1)
Accumulated other comprehensive income (loss)	(5.4)	(18.5)	–	18.5	(5.4)
Predecessor equity (deficiency)	–	99.7	(10.5)	(89.2)	–
	(95.6)	168.1	(0.2)	(167.9)	(95.6)
	$701.0	$795.7	$1.1	$(829.1)	$668.7

118	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,109.3	$–	$–	$1,109.3
Operating expenses
Cost of sales, excluding depreciation and amortization	17.6	1,010.6	–	–	1,028.2
Depreciation and amortization	34.7	9.9	–	–	44.6
Selling, general and administrative	18.9	14.1	–	–	33.0
Restructuring	–	0.5	–	–	0.5
Impairment and other closure costs	14.6	1.9	–	–	16.5
	85.8	1,037.0	–	–	1,122.8
Operating earnings (loss)	(85.8)	72.3	–	–	(13.5)
Interest expense, net	(16.2)	(19.3)	–	–	(35.5)
Foreign exchange loss on long-term debt	(24.1)	–	–	–	(24.1)
Equity earnings in Partnership	57.3	–	–	(57.3)	–
Other income (expense), net	(3.5)	(6.0)	0.1	10.6	1.2
Income (loss) before income taxes	(72.3)	47.0	0.1	(46.7)	(71.9)
Income tax expense	-	0.4	–	–	0.4
Net earnings (loss) attributable to the company	$(72.3)	$46.6	$0.1	$(46.7)	$(72.3)

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	119

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided by operating activities	$13.2	$64.9	$–	$(56.8)	$21.3
Investing
Additions to property, plant and equipment	(14.0)	(7.9)	–	–	(21.9)
Proceeds from sale of property, plant and equipment	–	4.4	–	–	4.4
Proceeds from sale of non-core assets	0.2	0.1	–	–	0.3
Increase (decrease) in other assets	(5.4)	3.4	–	–	(2.0)
Cash flows used by investing activities	(19.2)	–	–	–	(19.2)
Financing
Increase (decrease) in advances to related companies	8.7	(65.5)	–	56.8	–
Increase in revolving loan	18.8	–	–	–	18.8
Proceeds from secured term loan	18.5	–	–	–	18.5
Redemption of Floating Rate Note	(21.8)	–	–	–	(21.8)
Purchase of long-term debt	(14.5)	–	–	–	(14.5)
Deferred financing costs	(2.3)	–	–	–	(2.3)
Decrease in other long-term debt	(2.0)	–	–	–	(2.0)
Cash flows provided (used) by financing activities	5.4	(65.5)	–	56.8	(3.3)
Cash and cash equivalents, decrease in the period	(0.6)	(0.6)	–	–	(1.2)
Cash and cash equivalents, beginning of period	1.3	10.6	0.2	–	12.1
Cash and cash equivalents, end of period	$0.7	$10.0	$0.2	$–	$10.9

120	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.3	$10.6	$0.2	$–	$12.1
Accounts receivable	0.9	115.6	–	–	116.5
Inventories	–	140.2	–	–	140.2
Prepaids and other	0.6	3.9	–	–	4.5
Assets held for sale	–	5.7	–	–	5.7
	2.8	276.0	0.2	–	279.0
Property, plant and equipment	326.9	83.7	1.6	–	412.2
Advances to related companies	226.9	359.1	(1.4)	(584.6)	–
Investments, net of equity in related companies	152.9	–	–	(152.9)	–
Other assets	–	8.9	–	–	8.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$103.8	$0.2	$–	$119.7
Current portion of long-term debt	2.0	–	–	–	2.0
	17.7	103.8	0.2	–	121.7
Long-term debt	301.8	–	–	–	301.8
Advances from related companies	359.6	224.5	0.5	(584.6)	–
Employee future benefits	12.6	242.3	–	–	254.9
Other long-term obligations	4.9	3.9	–	–	8.8
	696.6	574.5	0.7	(584.6)	687.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(162.8)	40.3	10.2	(50.5)	(162.8)
Accumulated other comprehensive income (loss)	30.8	13.2	–	(13.2)	30.8
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	12.9	153.2	(0.3)	(152.9)	12.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	121

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.4	$5.6	$(5.6)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	17.5	957.7	1.3	(5.6)	970.9
Depreciation and amortization	36.7	8.7	1.6	–	47.0
Selling, general and administrative	18.2	15.0	–	–	33.2
Restructuring	0.9	0.3	–	–	1.2
Impairment and other closure costs	86.9	–	–	–	86.9
	160.2	981.7	2.9	(5.6)	1,139.2
Operating earnings (loss)	(160.2)	69.7	2.7	–	(87.8)
Interest expense, net	(17.7)	(17.6)	(2.1)	–	(37.4)
Foreign exchange loss on long-term debt	(18.8)	–	–	–	(18.8)
Equity earnings in Partnership	60.7	–	–	(60.7)	–
Other income (expense), net	6.8	(18.3)	14.2	12.2	14.9
Earnings (loss) before reorganization items and income taxes	(129.2)	33.8	14.8	(48.5)	(129.1)
Reorganization items, net	(1.2)	–	–	–	(1.2)
Income (loss) before income taxes	(130.4)	33.8	14.8	(48.5)	(130.3)
Income tax expense (recovery)	-	0.1	(0.2)	0.2	0.1
Earnings (loss) from continuing operations	(130.4)	33.7	15.0	(48.7)	(130.4)
Earnings from discontinued operations, net of tax	3.1	3.1	–	(3.1)	3.1
Net earnings (loss)	(127.3)	36.8	15.0	(51.8)	(127.3)
Net earnings attributable to non-controlling interest	(0.3)	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$(127.6)	$36.8	$15.0	$(51.8)	$(127.6)

122	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$52.5	$34.3	$(22.9)	$(71.4)	$(7.5)
Investing
Additions to property, plant and equipment	(16.5)	(6.7)	(0.2)	–	(23.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Proceeds from sale of non-core assets	6.6	(7.3)	39.9	12.2	51.4
Decrease in restricted cash	0.7	2.4	–	–	3.1
Increase (decrease) in other assets	0.2	(0.7)	–	–	(0.5)
Cash flows provided (used) by investing activities	(9.0)	(11.5)	39.7	12.2	31.4
Financing
Increase (decrease) in advances to related companies	(12.7)	(23.0)	(23.5)	59.2	–
Decrease in revolving loan	(13.4)	–	–	–	(13.4)
Purchase of Floating Rate Notes	(15.8)	–	–	–	(15.8)
Decrease in long-term debt	(1.1)	–	–	–	(1.1)
Cash flows provided (used) by financing activities	(43.0)	(23.0)	(23.5)	59.2	(30.3)
Cash and cash equivalents, increase (decrease) in the period	0.5	(0.2)	(6.7)	–	(6.4)
Cash and cash equivalents, beginning of period	0.8	10.8	6.9	–	18.5
Cash and cash equivalents, end of period	$1.3	$10.6	$0.2	$–	$12.1

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	123

COMPARATIVE REVIEW
CATALYST PAPER CORPORTION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor					Predecessor
	As at December 31,				As at September 30,	As at December 31,
	2015	2014	2013	2012	2012	2011
Assets
Current assets
Cash and cash equivalents	$8.3	$10.9	$12.1	$16.6	$12.2	$25.1
Restricted cash	–	–	–	0.7	3.7	–
Accounts receivable	185.1	110.9	116.5	114.0	140.8	134.9
Inventories	256.2	155.5	140.2	125.0	131.5	146.9
Prepaids and other	5.5	4.6	4.5	8.9	13.0	20.0
Assets held for sale	1.5	1.5	5.7	34.3	56.2	–
	456.6	283.4	279.0	299.5	357.4	326.9
Property, plant and equipment	456.9	379.3	412.2	611.6	614.1	386.3
Goodwill	–	–	–	56.7	56.7	–
Other assets	5.6	6.0	8.9	11.0	11.9	24.4
	$919.1	$668.7	$700.1	$978.8	$1,040.1	$737.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$244.5	$137.3	$119.7	$113.8	$97.5	$174.5
Current portion of long-term debt	3.2	3.0	2.0	6.6	6.7	466.8
Liabilities associated with assets held for sale	–	–	–	15.2	14.8	–
	247.7	140.3	121.7	135.6	119.0	641.3
Long-term debt	494.6	326.1	301.8	422.0	458.9	375.5
Employee future benefits	267.1	282.4	254.9	289.7	300.4	305.7
Other long-term obligations	26.4	15.5	8.8	8.9	9.0	19.2
Deferred income taxes/deferred credits	–	–	–	–	–	13.2
	1,035.8	764.3	687.2	856.2	887.3	1,354.9
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	144.9	144.9	144.9	144.9	1,035.2
Additional paid-in-capital	–	–	–	–	–	16.6
Deficit	(284.5)	(235.1)	(162.8)	(35.2)	–	(1,556.0)
Accumulated other comprehensive income (loss)	22.9	(5.4)	30.8	6.6	–	(89.4)
	(116.7)	(95.6)	12.9	116.3	144.9	(593.6)
Non-controlling interest (deficit)	–	–	–	6.3	7.9	(23.7)
	(116.7)	(95.6)	12.9	122.6	152.8	(617.3)
	$919.1	$668.7	$700.1	$978.8	$1,040.1	$737.6

124	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

COMPARATIVE REVIEW
CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2012	2011
Sales	$1,991.1	$1,109.3	$1,051.4	$260.5	$797.7	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	1,882.4	1,028.2	970.9	245.6	718.0	970.7
Depreciation and amortization	61.4	44.6	47.0	12.9	23.4	105.5
Selling, general and administrative	58.2	33.0	33.2	7.7	26.2	40.3
Restructuring	1.8	0.5	1.2	–	5.3	5.9
Impairment and other closure costs	–	16.5	86.9	–	–	661.8
	2,003.8	1,122.8	1,139.2	266.2	772.9	1,784.2
Operating earnings (loss)	(12.7)	(13.5)	(87.8)	(5.7)	24.8	(704.5)
Interest expense, net	(49.4)	(35.5)	(37.4)	(11.6)	(60.3)	(73.2)
Foreign exchange gain (loss) on long-term debt	(57.7)	(24.1)	(18.8)	(3.2)	24.0	(9.7)
Other income (expense), net	43.0	1.2	14.9	0.1	(2.6)	(2.1)
Loss before reorganization items and income taxes	(76.8)	(71.9)	(129.1)	(20.4)	(14.1)	(789.5)
Reorganization items, net	–	–	(1.2)	(3.2)	666.9	–
Income (loss) before income taxes	(76.8)	(71.9)	(130.3)	(23.6)	652.8	(789.5)
Income tax expense (recovery)	(27.4)	0.4	0.1	0.2	(1.1)	(8.4)
Earnings (loss) from continuing operations	(49.4)	(72.3)	(130.4)	(23.8)	653.9	(781.1)
Gain (loss) from discontinued operations, net of tax	–	–	3.1	(12.9)	(3.6)	(195.5)
Net earnings (loss)	(49.4)	(72.3)	(127.3)	(36.7)	650.3	(976.6)
Net (earnings) loss attributable to non-controlling interest	–	–	(0.3)	1.5	(31.9)	2.6
Net earnings (loss) attributable to the Company	$(49.4)	$(72.3)	$(127.6)	$(35.2)	$618.4	$(974.0)

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	125

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor				Predecessor
	Years ended December 31,			Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2012	2012
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(49.4)	$(72.3)	$(127.3)	$(36.7)	$650.3	$(976.6)
Items not requiring (providing) cash:
Depreciation and amortization	61.4	44.6	47.0	12.9	23.4	112.4
Impairment and other closure costs	–	16.5	86.9	8.2	3.3	823.6
Deferred income taxes	(26.7)	–	–	0.1	(0.7)	(7.6)
Settlement gain on special pension portability election	–	–	(2.6)	–	–	–
Foreign exchange loss (gain) on long-term debt	57.7	24.1	18.8	3.2	(24.0)	9.7
Non-cash reorganization items	–	–	0.5	2.4	(707.4)	–
Non-cash interest on compromised notes	–	–	–	–	48.4	–
Employee future benefits, expense over (under) cash contributions	(6.7)	(8.8)	(7.0)	(3.4)	(8.4)	(8.0)
Increase (Decrease) in other long-term obligations	1.0	(0.4)	(0.2)	(0.1)	–	(3.1)
Loss (gain) on disposal of property, plant and equipment	(2.6)	–	(0.6)	0.4	(6.7)	(0.1)
Gain on disposal of non-core assets	–	(2.4)	(12.3)	–	–	–
Bargain purchase gain	(43.9)	–	–	–	–	–
Other	0.1	4.0	4.1	0.2	2.6	(1.8)
Changes in non-cash working capital	2.5	16.0	(14.8)	64.9	(24.8)	(20.0)
Cash flows provided (used) by operating activities	(6.6)	21.3	(7.5)	52.1	(44.0)	(71.5)
Investing
Additions to property, plant and equipment	(34.5)	(21.9)	(23.4)	(10.4)	(12.2)	(19.7)
Proceeds from sale of property, plant and equipment	5.0	4.4	0.8	0.8	11.5	1.2
Purchase of U.S. paper mills	(73.9)	–	–	–	–	–
Proceeds from sale of non-core assets	–	0.3	51.4	–	–	–
Decrease (increase) in restricted cash		–	3.1	3.4	(6.4)	–
Decrease (increase) in other assets	–	(2.0)	(0.5)	–	3.7	0.8
Cash flows provided (used) by investing activities	(103.4)	(19.2)	31.4	(6.2)	(3.4)	(17.7)
Financing
Share issue costs	–	–	–	–	(0.2)	–
Increase (decrease) in revolving loan	87.7	18.8	(13.4)	(40.0)	16.0	48.0
Repayment of long-term debt	–	–	–	–	–	(25.8)
Purchase of long-term debt	–	(14.5)	(15.8)	–	–	–
Proceeds from (repayment of) Term Loan	(2.0)	18.5	–	–	–	–
Redemption of Floating Rate Notes	–	(21.8)	–	–	–	–
Proceeds on issuance of senior secured notes	–	–	–	–	33.1	–
Proceeds from issuance of secured Offered Notes	23.7	–	–	–	–	–
Deferred financing costs	(1.4)	(2.3)	–	–	(9.3)	(2.4)
DIP financing costs	–	–	–	–	(3.8)	–
Decrease in other long-term debt	(0.6)	(2.0)	(1.1)	–	(0.9)	(0.9)
Cash flows provided (used) by financing activities	107.4	(3.3)	(30.3)	(40.0)	34.9	18.9
Cash and cash equivalents, increase (decrease) in the year	(2.6)	(1.2)	(6.4)	5.9	(12.5)	(70.3)
Cash and cash equivalents, beginning of year	10.9	12.1	18.5	12.6	25.1	95.4
Cash and cash equivalents, end of year	$8.3	$10.9	$12.1	$18.5	$12.6	$25.1

126	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

OTHER FINANCIAL AND OPERATIONAL INFORMATION

(In millions of Canadian dollars, except where otherwise stated)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2012	2011
Selected financial information
Adjusted EBITDA [1,10]	$48.7	$47.6	$46.1	$7.2	$48.2	$62.8
Adjusted EBITDA margin [2]	2.4%	4.3%	4.4%	2.8%	6.0%	5.8%
Weighted average common shares outstanding (in millions)	14.5	14.5	14.5	14.4	381.9	381.9
Basic and diluted earnings (loss) per share (in dollars) from continuing operations	$(3.41)	$(4.99)	$(9.01)	$(1.55)	$1.63	$(2.04)
Basic and diluted earnings (loss) per share (in dollars) from discontinued operations	–	–	0.21	(0.89)	(0.01)	(0.51)
Working capital [3]	$210.6	$144.6	$153.6	$151.4	$203.7	$152.4
Current assets to current liabilities [3]	1.86	2.05	2.28	2.33	3.09	1.87
Total debt to total capitalization [4,5]	130.6%	140.9%	95.9%	78.7%	76.3%	338.7%
Net debt to net capitalization [6,7]	131.3%	143.0%	95.8%	78.0%	75.8%	365.5%
Common shares outstanding at end of period (in millions)	14.5	14.5	14.5	14.5	14.4	381.9
Book value per share (in dollars)	$(8.05)	$(6.59)	$0.89	$8.46	$10.61	$(1.62)
Average spot rate (US$/CDN$) [8]	0.782	0.905	0.971	1.009	0.998	1.011
Share prices
High	$7.50	$3.50	$2.76	$ N/A	$ N/A	$0.55
Low	2.01	1.35	1.00	N/A	N/A	0.02
Close	2.40	3.04	1.35	N/A	N/A	0.03
Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$775	$781	$811	$835	$835	$836
LWC paper, No. 5, 40 lb. (US$ per ton)	805	798	864	898	859	900
Telephone directory paper, 22.1 lb. (US$ per ton)	730	730	750	770	770	735
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	520	603	598	618	614	622
NBSK pulp, China delivery (US$ per tonne)	644	733	700	662	669	834
Sales (000 tonnes)
Coated printing papers	937	194	189	51	145	179
Uncoated printing papers	426	508	573	156	460	659
Newsprint	346	347	283	66	198	205
Pulp	345	340	328	74	251	308
1	Adjusted EBITDA is a Non-GAAP Measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	127

CORPORATE INFORMATION

CATALYST PAPER CORPORATION

2nd Floor, 3600 Lysander

Lane Richmond, BC V7B 1C3

Tel: 604-247-4400

www.catalystpaper.com

OPERATIONS

BIRON MILL

621 N. Biron Drive

Wisconsin Rapids, WI 54494

Tel: 715-422-2236

CROFTON MILL

PO Box 70

Crofton, BC V0R 1R0

Tel: 250-246-6100

PORT ALBERNI MILL

4000 Stamp Avenue

Port Alberni, BC V9Y 5J7

Tel: 250-723-2161

POWELL RIVER MILL

5775 Ash Avenue

Powell River, BC V8A 4R3

Tel: 604-483-3722

RUMFORD MILL

35 Hartford Street

Rumford, ME 04276

Tel: 207-364-4521

SURREY DISTRIBUTION CENTRE

10555 Timberland Road

Surrey, BC V3V 3T3

Tel: 604-953-0373

INVESTOR INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Tuesday, May 10, 2016, at Catalyst’s Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada.

Transfer Agent and Registrar

CST Trust Company

At its principal offices in Vancouver and Toronto.

Auditors

KPMG LLP

Vancouver, BC

Share Information

Common Shares

(symbol: CYT)

The Toronto Stock Exchange

Investor Relations Contact

Frank De Costanzo

Senior Vice President & Chief Financial Officer

Tel: 604-247-4014

Media Relations Contact

Eduarda Hodgins

Director, Organization Development & Communications

Tel: 604-247-4369

SALES & MARKETING

Catalyst Pulp and Paper Sales Inc.

2nd Floor, 3600 Lysander Lane

Richmond, BC V7B 1C3

Tel: 604-247-4400

Catalyst Paper (USA) Inc.

2200 6th Avenue, Suite 800

Seattle, WA 98121

Tel: 206-838-2070

Catalyst Paper (USA) Inc.

7777 Washington Village Drive, Suite 210

Dayton, OH 45459

Tel: 844-207-2737

Annual & Quarterly Reports

For copies of annual and quarterly reports contact:

Tel: 604-247-4400

Fax: 604-247-0512

128	CATALYST PAPER CORPORATION 2015 ANNUAL REPORT

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

LESLIE LEDERER, CHAIR

Chicago, IL

Corporate Director

JOHN BRECKER

New York, NY

Corporate Director

TODD DILLABOUGH

Calgary, AB

Corporate Director

WALTER JONES

Denver, CO

Corporate Director

JILL LEVERSAGE

Vancouver, BC

Corporate Director

JOE NEMETH

Langley, BC

President & Chief Executive Officer

Catalyst Paper Corporation

PIERRE RAYMOND

Montreal, QC

Corporate Director

OFFICERS

JOE NEMETH

President & Chief Executive Officer

FRANK DE COSTANZO

Senior Vice President & Chief Financial Officer

JIM BAYLES

Senior Vice President, Sales & Marketing

GREG MAULE

Senior Vice President, Operations

JAMES ISAAC

Corporate Legal Counsel & Corporate Secretary

GERRIE KOTZE

Corporate Controller

LEN POSYNIAK

Senior Vice President, Human Resources & Corporate Services

PATRICIA SAKAI

Treasurer & Director, Taxation

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	129